

13003618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED
OCT 29 2013
OFFICE OF THE SECRETARY

FORM 1-A
(Amendment No. 3)

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pyramid Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(Exact name of issuer as specified in its charter)

c/o Pyramid Records
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161
(305)-893-2007

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Allen Jacobi
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161
(305)-893-2007

(Name, Address, including zip code, and telephone number,
including area code of agent for service)

7900	46-1454995
Primary Standard Industrial Classification Code of Number	I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

Item 1. Significant Parties

(a) the issuer's directors;

	Business Address	Residential Address
Allen Jacobi	11077 Biscayne Blvd., Suite 200, Miami, FL 33161	1800 NE 114 Street, #707 Miami, FL 33181
Josh Danoff	11077 Biscayne Blvd., Suite 200, Miami, FL 33161	15691 NW 12 Place, Pembroke Pines, FL 33028
Dan Barnett	11077 Biscayne Blvd., Suite 200, Miami, FL 33161	1720 NE 23 Avenue Fort Lauderdale, FL 33305
Benny Doro	55 Broad Street, 28th Floor, New York, NY 10006	26 Avenue at Port Imperial #446 West New York, NJ 07093
Robert Bubeck	55 Broad Street, 28th Floor, New York, NY 10006	18731 River Ridge Road Tepuesta, FL 33469

(b) the issuer's officers;

	Business Address	Residential Address
Allen Jacobi, President	-	-
Jason Klein, Chief Financial Officer	8306 Mills Drive, #249 Miami, FL 33183	8521 SW 102 Court Miami, FL 33173
Josh Danoff, Senior Vice President, Secretary	-	-
Dan Barnett, Vice President Live Division	-	-
Benny Doro, Treasuer	-	-

(c) the issuer's general partners;

Not applicable.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

	Business Address	Residential Address
Allen Jacobi	-	-
Josh Danoff	-	-
Dan Barnett	-	-
Benny Doro	-	-
Robert Bubeck	-	-
Charlie McLaughlin	48 Wall Street, 10th Floor New York, NY 10005	130 Coco Plum Drive. Marathon, FL 33050

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

None.

(f) promoters of the issuer;

	Business Address	Residential Address
Allen Jacobi	-	-

(g) affiliates of the issuer;

	Business Address	Residential Address
Allen Jacobi	-	-
Jason Klein	-	-
Josh Danoff	-	-
Dan Barnett	-	-
Benny Doro	-	-
Robert Bubeck	-	-
Charlie McLaughlin	-	-
Pyramid Media, Inc.	11077 Biscayne Blvd., Suite 200 Miami, Florida 33161	-

(h) counsel to the issuer with respect to the proposed offering;

	Business Address	Residential Address
Newman & Morrison LLP	Newman & Morrison LLP 44 Wall Street, 20th Floor New York, NY 10005	-

(i) each underwriter with respect to the proposed offering;

None.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partners; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons in any jurisdiction.

(b) The securities will be offered in the states of Florida, New Jersey, and New York by our officers and directors on a best efforts basis.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)-(c)

On May 6, 2013, the Company issued 2,500,000 shares of its common stock to Allen Jacobi, President and Director of the Company, in exchange for 500 shares of common stock of Pyramid Media, Inc. held by Allen Jacobi, which represented all of the issued and outstanding shares of Pyramid Media Inc. After the exchange, Pyramid Media, Inc., became a wholly-owned subsidiary of the Company.

On May 6, 2013, the Company issued an aggregate of 2,370,000 shares of its common stock at par value as compensation for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, to the following individuals, who are directors, officers and affiliates of the issuer, in the following amounts:

	Title	Number of Shares
Josh Danoff	Senior Vice President, Secretary, Director	800,000
Dan Barnett	Vice President Live Division, Director	250,000
Benny Doro	Director	500,000
Robert Bubeck	Director	290,000
Jenna Guadagni	Administrative Assistant	30,000
Charlie McLaughlin	Consultant	500,000

On May 6, 2013, the Company issued an aggregate of 130,000 shares of its common stock for investments made by certain individuals, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, to the following individuals in the following amounts:

	Amount Invested	Number of Shares
Kathy Ryan	$30,000	70,000
Robin Creemens	$25,000	60,000

On July 26, 2013, the Company issued an additional 25,000 shares of Common Stock to Jason Klein, for CFO services rendered in reliance upon Section 4(2) of the Securities Act of 1933, as amended.

ITEM 6. Other Present or Proposed Offerings

The issuer, and any of its affiliates, are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above (1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; or (2) to stabilize the market for any of the securities to be offered; or (3) for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

The Issuer has not used any publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II - OFFERING CIRCULAR

Pyramid Entertainment Inc.

This Offering Circular relates to the offer and sale of up to 2,000,000 shares of $.001 common stock, at $1.00 per share (the "Common Stock"), of Pyramid Entertainment Inc., a Nevada corporation (the "Company"), with its principal executive offices at 11077 Biscayne Blvd., Suite 200, Miami, FL 33161, telephone number 305-893-2007.

There will be no underwriters involved in this offering as the Company's officers and directors plan to offer and sell the shares of Common Stock on a best efforts basis as soon as practicable after qualification of the Company's Offering Statement, of which this Offering Circular is a part, by the Securities and Exchange Commission (the "SEC"). The Company's officers and directors will not receive any commissions in connection with this offering. We reserve the right to appoint a qualified broker-dealer to offer and sell the shares of Common Stock. There is no market for the Company's shares of Common Stock and the shares are not listed on any national exchange or on any over the counter quotation system. The shares of Common Stock are being offered and sold pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation A promulgated thereunder.

The shares of Common Stock offered are entitled to one vote per share and do not provide for cumulative voting. The holders of the Company's Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of the Company's Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of the Company's Common Stock have no preemptive, subscription, redemption or conversion rights.

	Price to public	Underwriting discount and commissions	Proceeds to issuer[1]
Per Share	$1.00	None.	$1.00
Total Minimum	$500,000	None.	$500,000
Total Maximum	$2,000,000	None.	$2,000,000

[1] Before deducting $50,000 for expenses related to the offering, which are borne by the Company

The proceeds of this offering will be deposited in a special bank account in trust of Richard C. Wolf (the "Escrow Agent"), an independent licensed attorney in the state of Florida, until the Minimum is completed, at which time all of such proceeds will be available to us for our business operations. If the Minimum is not achieved within nine months of the date of this Offering Circular, we will promptly return the proceeds to subscribers without interest.

AN INVESTMENT IN THE COMPANY'S COMMON STOCK IS HIGHLY SPECULATIVE, WILL SUBJECT YOU TO SUBSTANTIAL LIQUIDITY RISKS AND INVOLVES A HIGH DEGREE OF RISK OF LOSS. YOU SHOULD CONSIDER INVESTING IN THE SHARES OF COMMON STOCK OFFERED ONLY IF YOU CAN BEAR TO HOLD THE COMMON STOCK FOR AN INDEFINITE PERIOD OF TIME AND IF YOU CAN AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 15 TO READ ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN THE OFFERING.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is ___________, 2013

TABLE OF CONTENTS

INVESTOR NOTICES

THIS OFFERING CIRCULAR IS BEING FURNISHED TO PROSPECTIVE INVESTORS ON A CONFIDENTIAL BASIS FOR USE SOLELY IN CONNECTION WITH THE CONSIDERATION OF AN INVESTMENT IN THE COMMON STOCK OF THE COMPANY.

THIS OFFERING CIRCULAR IS CONFIDENTIAL AND PROPRIETARY AND IS BEING FURNISHED BY THE COMPANY TO PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING OF THE COMMON STOCK EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 SOLELY FOR SUCH INVESTORS' CONFIDENTIAL USE WITH THE EXPRESS UNDERSTANDING THAT, WITHOUT PRIOR WRITTEN PERMISSION FROM THE COMPANY, SUCH PERSONS WILL NOT RELEASE THIS OFFERING CIRCULAR OR DISCUSS THE INFORMATION CONTAINED HEREIN OR MAKE REPRODUCTION OF OR USE THIS OFFERING CIRCULAR FOR ANY PURPOSE OTHER THAN AN EVALUATION OF A POTENTIAL INVESTMENT IN THE COMMON STOCK. THIS OFFERING CIRCULAR IS DIRECTED ONLY TO THE PERSON WHOSE NAME APPEARS ON THE COVER PAGE AND DOES NOT CONSTITUTE AN OFFER TO ANY OTHER PERSON. DISTRIBUTION OF THIS OFFERING CIRCULAR TO ANY OTHER PERSON (OTHER THAN SUCH NAMED PERSON'S ADVISORS, ACCOUNTANTS OR LEGAL COUNSEL) IS UNAUTHORIZED, AND DISCLOSURE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, IS PROHIBITED. BY ACCEPTING AND RETAINING THIS OFFERING CIRCULAR, EACH PROSPECTIVE INVESTOR AGREES TO THE FOREGOING AND TO RETURN THIS OFFERING CIRCULAR TO THE COMPANY IF SUCH PERSON DETERMINES NOT TO MAKE AN INVESTMENT IN THE COMPANY.

THE COMMON STOCK IS OFFERED SUBJECT TO THE RIGHT OF THE COMPANY IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. THE COMPANY ALSO RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, TO MODIFY, AMEND AND WITHDRAW THE OFFERING IN WHOLE OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE COMMON STOCK THAT SUCH INVESTOR DESIRES TO PURCHASE. THE COMPANY SHALL HAVE NO LIABILITY WHATSOEVER TO ANY OFFEREE OR INVESTOR IN THE EVENT THAT ANY OF THE FOREGOING SHALL OCCUR.

AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 15. INVESTORS SHOULD HAVE THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT SUCH RISKS AS WELL AS THE LACK OF LIQUIDITY THAT IS CHARACTERISTIC OF THE INVESTMENT DESCRIBED HEREIN. ONLY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT SHOULD PURCHASE THE SECURITIES.

THE SECURITIES ARE BEING OFFERED PURSUANT TO REGULATION A PROMULGATED UNDER THE SECURITIES ACT.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. EXCEPT AS OTHERWISE INDICATED, THIS OFFERING CIRCULAR SPEAKS AS OF THE DATE HEREOF. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE STATUS OR AFFAIRS OF THE COMPANY AFTER THE DATE HEREOF.

THE INFORMATION PRESENTED HEREIN WAS PREPARED OR OBTAINED BY THE COMPANY AND IS BEING FURNISHED SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES AS TO

THE COMPLETENESS OF THE INFORMATION CONTAINED HEREIN. NOTHING CONTAINED HEREIN IS, OR SHOULD BE RELIED ON AS, A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THIS OFFERING CIRCULAR DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT A PROSPECTIVE INVESTOR MAY DESIRE IN EVALUATING THE COMPANY. EACH INVESTOR MUST CONDUCT AND RELY ON ITS OWN EVALUATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT IN THE COMPANY. INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AS LEGAL, BUSINESS OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT SUCH INVESTOR'S OWN ATTORNEY, BUSINESS ADVISOR AND TAX ADVISORS AS TO THE LEGAL, BUSINESS, TAX AND RELATED MATTERS CONCERNING THE INVESTMENT DESCRIBED IN THIS OFFERING CIRCULAR AND ITS SUITABILITY FOR SUCH PROSPECTIVE INVESTOR. SEE "RISK FACTORS" BEGINNING ON PAGE 15.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OTHER THAN THAT CONTAINED IN THIS OFFERING CIRCULAR, OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE COMPANY DISCLAIMS ANY AND ALL LIABILITIES FOR REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, CONTAINED IN OR OMITTED FROM THIS MEMORANDUM OR ANY OTHER WRITTEN OR ORAL COMMUNICATION TRANSMITTED OR MADE AVAILABLE TO THE RECIPIENT. EACH INVESTOR WILL BE ENTITLED TO RELY SOLELY UPON THOSE WRITTEN REPRESENTATIONS AND WARRANTIES THAT MAY BE MADE TO IT IN ANY FINAL SUBSCRIPTION AGREEMENT RELATING TO THE SECURITIES REFERRED TO IN THIS MEMORANDUM.

NO SALE WILL BE MADE TO ANY PERSON WHO CANNOT DEMONSTRATE COMPLIANCE WITH THE SUITABILITY STANDARDS DESCRIBED IN THIS OFFERING CIRCULAR. IF YOU ARE IN ANY DOUBT AS TO THE SUITABILITY OF AN INVESTMENT IN THE COMMON STOCK, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR. NO SUBSCRIPTIONS WILL BE ACCEPTED FROM RESIDENTS OF ANY STATE UNLESS THE COMPANY IS SATISFIED THAT THE OFFERING IS IN COMPLIANCE WITH THE LAWS OF SUCH STATE.

IT IS THE RESPONSIBILITY OF ANY INVESTOR OUTSIDE OF THE UNITED STATES TO SATISFY ITSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNITED STATES IN CONNECTION WITH ITS INVESTMENT, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE REQUIREMENTS.

EACH PROSPECTIVE INVESTOR MAY ASK QUESTIONS OF THE COMPANY WITH RESPECT TO THE COMPANY'S BUSINESS OR ANY OTHER MATTER RELATING TO THE COMPANY OR THE COMMON STOCK, AND MAY OBTAIN ANY ADDITIONAL INFORMATION THAT SUCH PERSON DEEMS TO BE NECESSARY IN CONNECTION WITH MAKING AN INVESTMENT DECISION IN ORDER TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR (TO THE EXTENT THAT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE). ANY DOCUMENT THAT A PROSPECTIVE INVESTOR WISHES TO REVIEW WILL BE MADE AVAILABLE FOR INSPECTION AND COPYING OR FURNISHED, UPON REQUEST, SUBJECT TO THE PROSPECTIVE INVESTOR'S AGREEMENT TO MAINTAIN SUCH INFORMATION IN CONFIDENCE AND TO RETURN THE SAME TO THE COMPANY IF THE RECIPIENT DOES NOT PURCHASE THE COMMON STOCK. ANY SUCH INQUIRIES OR REQUESTS FOR ADDITIONAL INFORMATION OR DOCUMENTS SHOULD BE MADE IN WRITING TO THE COMPANY ADDRESSED AS FOLLOWS:

PYRAMID RECORDS, INC.
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161
Attn: Corporate Secretary

A PROSPECTIVE INVESTOR SHOULD NOT SUBSCRIBE FOR THE COMMON STOCK DESCRIBED HEREIN UNLESS SATISFIED THAT IT OR ITS INVESTMENT REPRESENTATIVE HAS ASKED FOR AND RECEIVED ALL INFORMATION THAT WOULD ENABLE IT OR THEM TO EVALUATE THE MERITS AND RISKS OF THE PROPOSED INVESTMENT.

FOR FLORIDA RESIDENTS ONLY

THE COMMON STOCK REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE COMPANY, AN AGENT OF THE COMPANY, OR AN ESCROW AGENT OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

IRS CIRCULAR 230 DISCLOSURE

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS OF THE COMMON STOCK ARE HEREBY NOTIFIED THAT (I) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY ANY SUCH HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE; (II) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS MEMORANDUM; AND (III) HOLDERS OF THE SECURITIES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements regarding Pyramid Entertainment which include, but are not limited to, statements concerning our projected revenues, expenses, gross profit and income, mix of revenue, demand for our products, the need for additional capital, our ability to sign new artists and successfully market and sell such artists, the related funding and profitability of such artists, and the competitive nature of our business and markets. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "predicts," "potential," "believes," "seeks," "hopes," "estimates," "should," "may," "will," "with a view to" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Such factors include, but are not limited to the following:

- our goals and strategies;
- our expansion plans;
- our future business development, financial conditions and results of operations;
- the expected growth of the market for the recorded music industry;
- our expectations regarding demand for our products;
- our expectations regarding keeping and strengthening our relationships with key artists;
- our ability to stay abreast of market trends and technological advances;
- our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;
- our ability to attract and retain quality employees;
- our ability to pursue strategic alliances;
- competition in our industry;
- general economic and business conditions in the regions in which we sell our products;

Additionally, this Offering Circular contains statistical data that we obtained from various sources. Statistical data from these sources also include projections based on a number of assumptions. The market for recorded music may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our common stock. In addition, the rapidly changing nature of our industry results in significant uncertainties in any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You are cautioned that, while forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance and they involve known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Offering Circular, including, without limitation, the information set forth in the Risk Factors section beginning on page 15, identifies important factors that could cause such differences. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may reflect any future events or circumstances, except as required by applicable law, rules or regulations.

SUMMARY

Unless the context otherwise requires, references in this Offering Circular to "we," "us," "Pyramid" or the "Company" refer to Pyramid Entertainment, Inc. and its subsidiary. We are offering our shares of common stock pursuant to the exemption from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder.

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular, including any appendices, exhibits or attachments hereto. You should carefully read the entire Offering Circular; especially concerning the risks associated with an investment in our shares of common stock discussed under "Risk Factors" beginning on page 15.

Our Business

We are a holding company with no material assets other than our ownership of our wholly-owned subsidiary, Pyramid Media Inc. We were formed in November of 2012 as a Nevada Corporation to acquire Pyramid Media, Inc. With our acquisition of Pyramid Media, we are an entertainment and media company currently engaged in the acquisition, distribution, marketing and sale of music and music related products in physical and digital formats under our record label name, Pyramid Records.

For over 20 years we have worked to sign legendary recording artists from the 1960's and 1970's and to release their music through our distribution agreements with major record distributors. Our artists have included Earth, Wind & Fire, The Doobie Brothers, Stephen Stills and Joe Walsh of the Eagles. Our contracts with these artists have expired and we are not entitled to any continuing revenues from them. However, we believe that through our low overhead costs, our founder and President, Allen Jacobi, an entertainment attorney with over 30 years of experience, and our distribution agreement with Ingrooves Fontana with physical goods distributed through Universal Music Group, a major distributor of music, we are well positioned to achieve financial success and notoriety for our artists in a difficult industry environment.

Our relationship with Ingrooves Fontana has lasted over eight years and is set to continue until at least May of 2016. Our agreement with Fontana requires a 21% distribution fee based on the wholesale price of recordings, which we believe to be a preferential rate as Fontana's standard distribution fee is known in the industry to be 26% for independent labels such as ourselves.

As of the date of this offering circular our only assets consist of master recordings, including seven full albums and three title tracks, detailed further under "Intellectual Property" on page 26 of this offering circular, which provide nominal revenues, approximately $3,000 per month, from sales of physical and digital units. Historically, we derived revenues from the physical and digital sale of master recordings we licensed, which licenses have since expired.

Since the early 2000's, the recorded music industry has suffered a sustained decline as it transitions from a focus upon sales of physical units to additional revenue streams, such as digital sales, touring and merchandising. Concurrent with this transition has been a consolidation of major record labels and the loss of market share to smaller, independent labels that focus on a specific genre or demographic. In 2013, we plan to expand to these additional revenue streams, digital sales, touring and merchandising, by implementing our business plan further detailed below, to take advantage of the changing nature of the recorded music industry.

With the proceeds from this offering, we are planning to sign to our record label legendary R&B artists who continue to record and tour and are not currently under contract such as The Isley Brothers, Ohio Players, George Clinton and Funkadelics, and Confunkshun,. We will offer these artists our premier national distribution resources with INgrooves Fontana and a comprehensive marketing strategy including: deluxe packaging of physical compact discs to supplement traditional physical and digital sales; a multi-city live label tour called Groove Nation (for which we own the groovenationtour.com and groovenationtour.net domain names) consisting of the legendary R&B artists we sign; and a reality television show based on the artist's recording and touring and the young staff of our Pyramid

Records record label. We believe this approach will not only raise the visibility of our artists with our targeted demographic, but will also provide additional revenues for both us and our artists through ticket sales, merchandising and television licensing fees.

We need a minimum of $500,000 to fund our business plan. Any additional proceeds received above our minimum offering will be used to further our business plan and for working capital purposes. We expect that we will need $500,000 to sustain operations for at least the next 12 months, which we believe will be provided by revenues from our expanded business, proceeds from this offering in the event we successfully raise more than the minimum and from advances made by our President.

We have already successfully signed recording artists Cameo and Confunkshun and the signing of The Ohio Players, pursuant to a fully negotiated agreement which has been approved by the band's manager, is pending. We also have a contract out with Tony Toni Tone, term sheets out with The Temptations & Stephanie Mills and Letters of Interest with The O'Jays, The Stylistics, Lenny Williams, the Pointer Sisters and Lester Troutman/Zapp. We are also currently engaged in negotiations with The Isley Brothers and have received interest from the managers of other legendary artists who fit our business plan. These managers have requested term sheets on their clients' behalf, detailing the terms of a prospective relationship with Pyramid. Further, we have had discussions with touring companies for our planned live label tour and with production companies for our planned reality show.

The Offering

Issuer	Pyramid Entertainment, Inc., a Nevada corporation. We maintain principal executive offices at 11077 Biscayne, Blvd, Suite 200, Miami FL 33161. Our telephone number is (305)-893-2007.
Security Being Offered	Shares of the Company's $.001 par value Common Stock. The shares of Common Stock offered are entitled to one vote per share and do not provide for cumulative voting. The holders of the Company's Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of the Company's Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of the Company's Common Stock have no preemptive, subscription, redemption or conversion rights.
Price per share	$1.00
Minimum Offering	$500,000. The Company will deposit proceeds received in the Offering in a special, segregated bank account held in trust until the minimum offering of $500,000 is completed. If the minimum offering is not achieved within nine months of the date of the Offering Circular, the company will promptly return all of the proceeds to subscribers without interest.
Maximum Offering	$2,000,000
Plan of Distribution	There will be no underwriters involved in this offering as the Company's officers and directors plan to offer and sell the shares of Common Stock on a best efforts basis as soon as practicable after qualification of the Company's Offering Statement, of which this Offering Circular is a part, by the SEC. The Company's officers and directors will not receive any commissions in connection with this offering. We reserve the right to appoint a qualified broker dealer to offer and sell the Common Stock.
Use of Proceeds	If the entire Offering is subscribed, we expect to receive aggregate gross proceeds of approximately $2,000,000. We need a minimum of $500,000 to

fund our business plan to sign legendary R&B artists through acquisition fees as detailed in "Our Business" on page 22. Any additional proceeds received above our minimum offering will be used to further our business plan and for working capital purposes. We expect that we will need $500,000 to sustain operations for at least the next 12 months, which we believe will be provided by revenues from our expanded business, proceeds from this offering in the event we successfully raise more than the minimum and from advances by our President.

Risk Factors

AN INVESTMENT IN THE SECURITIES IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD BE ABLE TO WITHSTAND THE TOTAL LOSS OF THEIR ENTIRE INVESTMENT IN THE SECURITIES. PROSPECTIVE PURCHASERS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH UNDER "RISK FACTORS" AS WELL AS OTHER INFORMATION CONTAINED IN THIS OFFERING CIRCULAR. WE CANNOT ASSURE YOU THAT OUR OBJECTIVES CAN BE ACHIEVED. SEE "RISK FACTORS" BEGINNING ON PAGE 15.

RISK FACTORS

Our business and an investment in our Common Stock are subject to a variety of risks. The following risk factors describe the most significant events, facts or circumstances that could have a material adverse effect upon our business, financial condition, results of operations, ability to implement our business plan and the market price for our securities. Many of these events are outside of our control. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment. In assessing these risks, you should also refer to the other information contained in this Offering Circular, including our financial statements and related notes.

Risks Related to Our Business

We may need additional capital to execute our growth strategy and may not be able to obtain such capital on acceptable terms or at all.

In connection with our growth strategy, we may incur significant capital and operational expenses. We need a minimum of $500,000 to fund our business plan to sign legendary R&B artists through acquisition fees as detailed in "Our Business" on page 22. Any additional proceeds received above our minimum offering will be used to further our business plan and for working capital purposes. We expect that we will need $500,000 to sustain operations for at least the next 12 months, which we believe will be provided by revenues from our expanded business, proceeds from this offering in the event we successfully raise more than the minimum and from advances by our President.

If funds raised in this Regulation A are not sufficient to meet our plans for expansion, our plans include pursuing alternative financing arrangements, including bank loans, advances from our directors and officers or funds raised through additional offerings of our equity or debt. Our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including: investors' perceptions of, and demand for, companies in our industry; conditions of the U.S. and other capital markets in which we may seek to raise funds; our future results of operations, financial condition and cash flows; and economic, political and other conditions in the U.S.

There is no assurance we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance we will obtain the capital we require by any other means. Future financings through equity investments are likely to be dilutive to our existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly-issued securities may include preferences or superior voting rights, be combined with the issuance of warrants or other derivative securities, or be the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Furthermore, we may incur substantial costs in pursuing future capital and financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

If we cannot raise additional funds on favorable terms or at all, we may not be able to carry out all or parts of our growth strategy.

We may not be able to implement our business plan successfully and on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our business plan of signing legendary R&B artists to our record label, and successfully marketing and selling such artists through deluxe packaged compact discs, live touring and reality television. Our ability to implement this business plan depends, among other things, on our ability to obtain sufficient financing to implement our business plan and to sign legendary R&B artists to our Pyramid Records label. We may not be able to successfully implement our growth strategy. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

Our prospects and financial results may be adversely affected if we fail to identify, sign and retain artists that have consumer appeal

We are dependent on identifying, signing and retaining artists with long-term potential, whose albums will be well received on release, whose subsequent albums are anticipated by consumers and whose music will continue to generate sales as part of our catalog for years to come. The competition among record companies for such talent is intense. Competition among record companies to sell records is also intense and the marketing expenditures necessary to compete are significant and have increased as well. Our competitive position is dependent on our continuing ability to attract and develop talent whose work can achieve a high degree of public acceptance. Our financial results may be adversely affected if we are unable to identify, sign and retain such artists under terms that are economically attractive to us. There can be no assurance that we will be able to successfully and profitably obtain and market such talent in the near term or in the future.

The R&B genre of the music industry, where we intend to focus, is highly competitive and characterized by changing consumer preferences and continuous introduction of new artists. Our goal is to maintain and improve the recording artists currently under contract with us and to seek out and recruit additional talent that will appeal to various consumer preferences. We believe that our future growth will depend, in part, on our ability to anticipate changes in consumer preferences and develop and introduce, in a timely manner, artists and products which adequately address such changes. There can be no assurances that we will be successful in recruiting, developing, and marketing such artists and products on a timely and regular basis. Our failure successfully to introduce such artists or products, or the failure of the retail markets to accept them, would have a materially adverse effect on our ability to operate profitably.

No assurance can be given that consumer demand for the urban genre of the music industry, such as those products intended to be produced by us, will continue in the future or, if such demand does continue, that we will be able to satisfy consumer preferences. Changes in consumer spending can affect both the quantity sold and the price of our products and may therefore affect our operating results.

Our reliance on one company as the primary supplier for the manufacturing, packaging and physical distribution of our recorded music products in the U.S. and Canada could have an adverse impact on our ability to meet our manufacturing, packaging and physical and digital distribution requirements.

Ingrooves Fontana has been our exclusive supplier for the manufacturing, packaging and physical and digital distribution of our recorded music products in the U.S. and Canada. As such, our continued ability to meet our manufacturing, packaging and physical and digital distribution requirements in these territories largely depends upon the continuing of our successful relationship with Ingrooves Fontana in accordance with our recording and manufacturing distribution agreement. If for any reason, we or Ingrooves Fontana are unable to perform our respective obligations under the agreement, we may have difficulty satisfying our commitments to our wholesale and retail customers in the short term until we more fully transition to an alternate provider, which could have an adverse impact on our revenues.

The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations.

The recorded music industry began experiencing negative growth rates in 1999 on a global basis and the worldwide recorded music market has contracted considerably. Illegal downloading of music, CD-R piracy, industrial piracy, economic recession, bankruptcies of record wholesalers and retailers, and growing competition for consumer discretionary spending and retail shelf space may all be contributing to a declining recorded music industry. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended. While CD sales still generate a significant portion of the recorded music revenues, CD sales continue to decline industry-wide and we expect that trend to continue. However, new formats for selling recorded music product have been created, including the legal downloading of digital music and the distribution of music on mobile devices and revenue streams from these new channels have emerged. These new digital revenue streams are important as they are beginning to offset declines in physical sales and represent a growing area. In addition, we are also planning to broaden our revenue mix into growing areas of the music business, including sponsorship, fan clubs, artist websites, merchandising, touring, and ticketing. As our expansion is in its preliminary stages, we cannot determine how our expansion into these new areas will impact our business. While U.S. industry-wide track-equivalent album sales rose in 2011 for the first time since 2004, album sales continued to fall in other countries, such as the U.K., as a result of ongoing digital piracy and the transition from physical to digital sales in the recorded music business. Accordingly, the recorded music industry performance may continue to negatively impact our operating results. While it is believed within the recorded music industry that growth in digital sales will re-establish a growth pattern for recorded music sales, the timing of the recovery cannot be established with accuracy nor can it be determined how these changes will affect individual markets. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by our recorded music business.

There may be downward pressure on our pricing and our profit margins and reductions in shelf space.

There are a variety of factors that could cause us to reduce our prices and reduce our profit margins. They are, among others, price competition from the negotiating leverage of mass merchandisers, big-box retailers and distributors of digital music, the increased costs of doing business with mass merchandisers and big-box retailers as a result of complying with operating procedures that are unique to their needs and any changes in costs associated with new digital formats. In addition, we are currently dependent on a small number of leading online music stores, which allows them to significantly influence the prices we can charge in connection with the distribution of digital music. Over the course of the last decade, U.S. mass-market and other stores' share of U.S physical music sales has continued to grow. While we cannot predict how future competition will impact music retailers, as the music industry continues to transform it is possible that the share of music sales by mass-market retailers such as Wal-Mart and Target and online music stores such as Apple's iTunes will continue to grow as a result of the decline of specialty music retailers, which could further increase their negotiating leverage. The declining number of specialty music retailers may not only put pressure on profit margins, but could also impact catalog sales as mass-market retailers generally sell top chart albums only, with a limited range of back catalog. We are substantially dependent on a limited number of online music stores, in particular Apple's iTunes Music Store, for the online sale of our music recordings and they are able to significantly influence the pricing structure for online music stores.

If we lose our key personnel, or are unable to attract and retain additional qualified personnel, the quality of our services may decline and our business may be adversely affected.

We rely heavily on the expertise, experience and continued services of our senior management, including our founder and President, Mr. Jacobi. Loss of his services could adversely affect our ability to achieve our business objectives, if we are unable to find a suitable replacement. Mr. Jacobi is an integral factor in establishing relationships and the continued development of our business depends upon his continued employment. If Mr. Jacobi were to resign or retire, we would have to find a suitable replacement who shared Mr. Jacobi's expertise and relationships. Any delay in finding a suitable replacement, would adversely affect the pace at which we are able to successfully grow our business and could harm our existing business, resulting in a decrease in sales and revenue.

We believe our future success will depend upon our ability to retain key employees and our ability to attract and retain other skilled personnel and consultants. While we have been able to find a sufficient number of skilled personnel to manage our business strategy, we cannot guarantee that any employee will remain employed by us for any period of time or that we will be able to attract, train or retain qualified personnel in the future consistent with our growth. Such loss of personnel could have a material adverse effect on our business and company. Furthermore, we may need to employ additional personnel to expand our business. There is no assurance we will be able to attract and retain sufficient numbers of highly skilled employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates could impair the growth of our business.

We may not be able to protect our intellectual property adequately, which could adversely affect our competitive position and reduce the value of the recorded music of our artists

Our only assets as of the date of this offering circular consist of master recordings, including seven full albums and three title tracks, which provide nominal revenues, approximately $3,000 per month, detailed further on page 26 under "Intellectual Property." Historically, we derived revenues from the physical and digital sale of master recordings we licensed, which licenses have since expired. As we implement our growth strategy, we plan to obtain additional master recordings, which we will rely upon to provide additional revenues. As such, our business is highly dependent upon intellectual property. Our success will depend in part on our ability to obtain and protect these master recordings through copyrights.

Policing the unauthorized use of our master recordings can be difficult and expensive. Litigation might be necessary to protect our intellectual property rights, which may be costly and may divert our management's attention away from our core business, the sale of recorded music. Furthermore, there is no guarantee that litigation would result in an outcome favorable to us. To date, we have no knowledge of any infringement of our intellectual property by third parties. If we are unable to protect our intellectual property adequately, it would have a negative impact on our operations.

Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.

Our net sales, operating income and profitability, like those of other companies in the music business, are largely affected by the number and quality of albums that we release, timing of our release schedule and, more importantly, the consumer demand for these releases. We also make advance payments to recording artists and songwriters, which impact our operating cash flows. The timing of album releases and advance payments is largely based on business and other considerations and is made without regard to the impact of the timing of the release on our financial results. While we are planning to broaden our revenue mix into growing areas of the music business, including sponsorship, fan clubs, artist websites, merchandising, touring, and ticketing, there can be no assurances that we will be successful or that revenues derived from such sources will not also be subject to significant fluctuations.

We may be unable to compete successfully in the highly competitive markets in which we operate and we may suffer reduced profits as a result.

Our recorded products will be marketed and sold to a segment of the market that is highly competitive. The principal competitive factors affecting the market for our products include product quality, packaging, brand recognition, brand and artist acceptance, price and distribution capabilities. There can be no assurance that we will be able to compete successfully against current and future competitors based on these and other factors. We also compete with a variety of domestic and international producers and distributors, many of whom have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than ours. In the event we become successful in our marketing, promotion and distribution of products bearing our name, it is likely we will experience additional competition in the industry from major labels, each of which is capable of marketing products designed to compete directly in the R&B segments. We compete with other music producers and distributors not only for market share, brand acceptance and loyalty, but also for display space in retail establishments and, more importantly, for marketing focus by our distributors and retailers, all of which distribute and sell other manufacturers products. Future competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on our business, financial condition and results of operations.

Current uncertainty in global economic conditions could adversely affect our prospects and our results of operations.

Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which could negatively affect product demand and other related matters. The current volatility and disruption to the capital and credit markets have reached unprecedented levels and have adversely impacted global economic conditions, resulting in significant recessionary pressures and lower consumer confidence and lower retail sales in general, which has negatively impacted our business. The impact of this crisis on our major customers and suppliers, including those who provide our manufacturing, packaging and physical distribution requirements, cannot be predicted and may be quite severe.

The inability of major manufacturers to ship our products could impair our ability to meet delivery date requirements of our customers. Demand could be different from our expectations due to factors including changes in business and economic conditions, including conditions in the credit market that could affect consumer confidence, customer acceptance of our and competitors' products, changes in the level of inventory at retailers and changes in the global advertising business, any of which could have a material adverse effect on our results.

Risk Related to this Offering and Ownership of Our Securities

Shares of our common stock lack a significant trading market, which could make it more difficult for an investor to sell our common stock.

Shares of our common stock are not yet eligible for trading on any national securities exchange or on any over the counter quotation system. There is no assurance that an active trading market in our common stock will develop, or if such a market develops, that it will be sustained. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock or to obtain coverage for significant news events concerning us, and our common stock could become substantially less attractive for margin loans to the extent our shares are marginable, for investment by financial institutions, as consideration in future capital raising transactions or for other purposes.

The application of the "penny stock" rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

Our common stock will be subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules apply to issuers whose common stock does not trade on a national securities exchange and trades at less than $5.00 per share, or that have a tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC that contains the following information:

- a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
- a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities laws;
- a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" prices;
- a toll-free telephone number for inquiries on disciplinary actions;
- definitions of any significant terms in the disclosure document or in the conduct of trading in penny stocks; and
- such other information and is in such form (including language, type, size and format), as the SEC shall require by rule or regulation.

Prior to effecting any transaction in a penny stock, the broker-dealer also must provide the customer with the following information:

- bid and offer quotations for the penny stock;
- compensation of the broker-dealer and our salesperson in the transaction;
- number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
- monthly account statements showing the market value of each penny stock held in the customer's account.

The penny stock rules further require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks and a signed and dated copy of a written suitability statement.

Due to the requirements of the penny stock rules, many broker-dealers have decided not to trade penny stocks. As a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. Moreover, if our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Our principal shareholder, and our directors and officers, have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change of control in our company.

As of May 6, 2013, Mr. Jacobi, our founder, President and largest shareholder, beneficially owned 50% of our outstanding shares of common stock. Mr. Jacobi, as well as our other directors and officers, exerts significant influence over us. They have the ability, among other things, to exercise significant control over the election of all or a majority of the Board of Directors and to approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our shareholders from realizing a premium over the market price for their shares of common stock. Without the consent of Mr. Jacobi, or our other directors and officers, we could be prevented from entering into potentially beneficial transactions if such transactions conflict with the interest of our principal shareholder or other executive officers and directors.

We do not anticipate paying dividends in the foreseeable future, and, accordingly, any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant. We intend to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Our management has broad discretion over the use of the net proceeds from this offering and might not apply the net proceeds of the offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from the offering. We have not designated the net proceeds for specific projects at this time, although we expect to use the net proceeds from the offering to be used to implement our growth strategy to sign legendary R&B artists to our record label, and to market and sell them through deluxe packaged compact discs, live touring and reality television. Management may fail to use these funds effectively to maintain and expand our business or yield a significant return, or any return, on any investment of these net proceeds.

The market price, for our common stock to extent one is established after completion of this offering, may be volatile, which could make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, but not limited to: market conditions or trends in the music industry; actions by competitors; actual or anticipated growth rates relative to our competitors; the public's response to press releases or other public announcements by us or third parties; any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results; changes in financial estimates or recommendations by any securities analysts who follow our common stock; speculation by the press or investment community regarding our business; litigation; changes in key personnel; and future sales of our common stock by our officers, directors and significant shareholders.

Furthermore, there has been no market for our common stock historically and we cannot assure you that a larger market will ever be developed or maintained. The price at which investors purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell our common stock for a positive return on your investment. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of shares of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock, to the extent one is established after completion of this offering, could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. In addition, if our significant shareholders sell a large number of shares, or if we issue a large number of shares, the market price of our stock could decline. Any issuance of additional common stock, or warrants or options to purchase our common stock, by us in the future would result in dilution to our existing shareholders. Such issuances could be made at a price that reflects a discount or a premium to the then-current trading price of our common stock. Moreover, the perception in the public market that shareholders might sell shares of our stock or that we could make a significant issuance of additional common stock in the future could depress the market for our shares. These sales, or the perception that these sales might occur, could depress the market price of our common stock or make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have issued shares of common stock to our current executive officers and directors. Shares of our common stock that were issued in this regard are deemed to be "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act. From time to time, certain of our shareholders may be eligible to sell all or some of their restricted shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, subject to certain limitations. In general, pursuant to Rule 144, after satisfying a six-month holding period: (i) affiliated shareholders, or shareholders whose shares are aggregated, may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then-outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale and (ii) non-affiliated shareholders may sell without such limitations, in each case provided we are current in our public reporting obligations. Rule 144 also permits the sale of securities by non-affiliates that have satisfied a one-year holding period without any limitation or restriction. The resale pursuant to Rule 144 of shares acquired from us in private transactions could cause our stock price to decline significantly.

We could issue additional common stock, which might dilute the book value of our common stock.

Our Board of Directors has authority, without action or vote of our shareholders, to issue all or a part of our authorized but unissued shares. Our articles of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.01 per share. As of October 2, 2013, there were 44,975,000 authorized and unissued shares of our common stock available for future issuance, based on 5,025,000 shares of our common stock issued and outstanding. Although we have no commitments as of the date of this Offering Circular to issue our securities, we may issue a substantial number of additional shares of our common stock or debt securities to raise capital. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our common stock. In addition, in order to raise capital, we may need to issue securities that are convertible into or exchangeable for a significant amount of our common stock. These issuances would dilute your percentage ownership interest, which would have the effect of reducing your influence on matters on which our shareholders vote, and might dilute the book value of our common stock. You may incur additional dilution if holders of stock options and warrants, which we may choose to grant in the future, exercise their options or warrants to purchase shares of our common stock.

Provisions in the Nevada Revised Statutes make it very difficult for you to bring any legal actions against our directors or officers for violations of their fiduciary duties.

Members of our Board of Directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care.

No legal or tax advice.

An investment in our shares of Common Stock may involve certain material federal and state tax consequences. Prospective investors should not rely on this Offering Circular or any of the Appendices hereto for legal, tax or business advice. Prospective investors in the offering should consult with their respective legal counsel, accountant or business adviser as to legal, tax and related matters concerning investment in the shares of Common Stock offered hereby.

We will not obtain an opinion of legal counsel regarding the U.S. income tax consequences of an investment in our securities. Recent changes in tax laws have not, as yet, been the subject of administrative or judicial scrutiny or interpretation. Moreover, there is no assurance that future legislation may not further affect the tax consequences of an investment in our securities. INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE POSSIBLE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF INVESTING IN OUR SECURITIES.

OUR BUSINESS

We are a holding company with no material assets other than our ownership of our wholly-owned subsidiary, Pyramid Media Inc. We were formed in November of 2012 as Nevada corporation to acquire Pyramid Media, Inc. With our acquisition of Pyramid Media, we are an entertainment and media company currently engaged in the acquisition, distribution, marketing and sale of music and music related products in physical and digital formats under our record label name, Pyramid Records.



Pyramid Entertainment Inc. (Nevada) Holding Company
50%
Allen Jacobi
47%
5 Employees and 1 Consultant
3%
2 Investors
100%
Pyramid Media, Inc. (Florida) Operating Entity Conducts All Operations

For over 20 years we have worked to sign legendary recording artists from the 1960's and 1970's and to release their music through our distribution agreements with major record distributors. Our artists have included Earth, Wind & Fire, The Doobie Brothers, Stephen Stills and Joe Walsh of the Eagles. Our contracts with these artists have expired and we are not entitled to any continuing revenues from them. However, we believe that through our low overhead costs, our founder and President, Allen Jacobi, an entertainment attorney with over 30 years of experience, and our distribution agreement with Ingrooves Fontana with physical goods distributed through Universal Music Group, a major distributor of independent music, we are well positioned to achieve financial success and notoriety for our artists in a difficult industry environment.

Our relationship with Ingrooves Fontana has lasted over eight years and is set to continue until at least May of 2016. Further, our agreement with Fontana requires a 21% distribution fee based on the wholesale price of recordings, which we believe to be a preferential rate as Fontana's standard distribution fee is known in the industry to be 26% for independent labels such as ourselves.

As of the date of this offering circular our only assets consist of master recordings, including seven full albums and three title tracks, detailed further under "Intellectual Property" on page 26 of this offering circular, which provide nominal revenues of approximately $3,000 per month from sales of physical and digital units. Historically, we derived revenues from the physical and digital sale of master recordings we licensed, which licenses have since expired.

Since the early 2000's, the recorded music industry has suffered a sustained decline as it transitions from a focus upon sales of physical units to additional revenue streams, such as digital sales, touring and merchandising. Concurrent with this transition has been a consolidation of major record labels and the loss of market share to smaller, independent labels that focus on a specific genre or demographic. In 2013, we plan to expand to these additional revenue streams, digital sales, touring and merchandising, by implementing our business plan as detailed below, to take advantage of the changing nature of the recorded music industry.

With the proceeds from this offering, we are planning to sign to our record label legendary R&B artists who continue to record and tour and are not currently under contract such as The Isley Brothers, Ohio Players, George Clinton and Funkadelics, and Confunkshun,. We will offer these artists our premier national distribution resources with INgrooves Fontana and a comprehensive marketing strategy including: deluxe packaging of physical compact discs to supplement traditional physical and digital sales; a multi-city live label tour called Groove Nation consisting of the legendary R&B artists we sign; and a reality television show based on the artist's recording and touring and the young staff of our Pyramid Records record label. We believe this approach will not only raise the visibility of our artists with our targeted demographic, but will also provide additional revenues for both us and our artists through ticket sales, merchandising and television licensing fees.

We need a minimum of $500,000 to fund our business plan. Any additional proceeds received above our minimum offering will be used to further our business plan and for working capital purposes. We expect that we will need an additional $500,000 to sustain operations for at least the next 12 months, which we believe will be provided by revenues from our expanded business, proceeds from this offering in the event we successfully raise more than the minimum and from advances made by our President.

We have already successfully signed recording artists Cameo and Confunkshun and the signing of The Ohio Players, pursuant to a fully negotiated agreement approved by the band's manager, is pending. These artists will receive a $75,000 advance for one studio album and one live greatest hits album and will receive a royalty rate of 16% after the Company recoups a 100% of the advance and 50% of video, marketing and promotional expenses. The Company will retain the balance of payments from its distributor as its revenue. Currently, advances of $10,000 have been paid to Cameo and Confunkshun. We anticipate funding the remainder of the $75,000 advance for these two artists, and for any new artists signed, with the proceeds of this Offering.

We are also currently engaged in negotiations with The Isley Brothers and have received interest from the managers of other legendary artists who fit our business plan. These managers have requested term sheets on their clients' behalf, detailing the terms of a prospective relationship with Pyramid. We also have a contract out with Tony Toni Tone, term sheets out with The Temptations & Stephanie Mills and Letters of Interest with The O'Jays, The Stylistics, Lenny Williams, the Pointer Sisters and Lester Troutman/Zapp. Further, we have had discussions with touring companies for our planned live label tour and with production companies for our planned reality show.

Our History

We were incorporated as Pyramid Entertainment Inc., in the State of Nevada on November 21, 2012, by our founder and President, Allen Jacobi. Our wholly-owned subsidiary Pyramid Media, Inc., a Florida corporation ("Media"), was originally formed on June 29, 2007 by Mr. Jacobi, Media's sole director and officer. On May 6, 2013, we issued 2,500,000 shares of our common stock to Allen Jacobi, President and Director of the Company, in exchange for 500 shares of common stock of Pyramid Media, Inc., held by Allen Jacobi, which represented all of the issued and outstanding shares of Pyramid Media Inc. After the exchange, Pyramid Media, Inc., became a wholly-owned subsidiary of the Company. Since before Media's inception, we have conducted business under the name Pyramid Records, the name of our record label.

Mr. Jacobi, through Pyramid Records, has worked for over 20 years to sign and release new material from established recording artists from the 1960's and 1970's. An established entertainment attorney, Mr. Jacobi has worked with such distinguished artists as the Eric Clapton Band, Asia, The Stray Cats, Jon Secada, 2 Live Crew, Trick Daddy and many others. In 1989, Mr. Jacobi was offered the opportunity to run an independent record company distributed by Sony and Pyramid was conceived.

In 1990, Pyramid signed its first artist, Joe Walsh of the Eagles, whose title track from his "Ordinary Average Guy" album became a #1 single on the Rock Radio charts through its release with Epic Records. In 1993, Pyramid signed a new distribution agreement with Warner Music, and released "Jericho," the first studio album in sixteen years by Rock and Roll Hall of Fame legends The Band. This was followed by additional releases from The Band and releases from legendary R&B group, Earth Wind and Fire. In 2000, Pyramid released "Sibling Rivalry," the first album of new music in 10 years by the legendary band The Doobie Brothers. In 2004, Pyramid released Bridge to Havana, a project that featured renowned artists such as Bonnie Raitt, Jimmy Buffet, Mick Fleetwood, Gladys Knight, Brenda Russell, Peter Frampton, Michael Jordon, Dave Koz and many other combined with top Cuban artists. The project consisted of a studio album CD and a concert DVD sold separately and in a combo box set. The project went to 3 on the Billboard World Album Chart and the documentary was featured on PBS nationwide. Since then, Pyramid has released albums by rock legend Stephen Stills, hip hop legend Public Enemy, dancehall superstar Beenie Man, country music star Ty Herndon, and many others.

Our Industry

The recorded music industry and the traditional record label format have undergone a complete transformation since the advent of digital music in the late 1990's. Major record labels, such as Universal Music Group, Sony Music Entertainment and Warner Music Group, which traditionally comprised the entire market, are losing market share to smaller, independent labels with low overheads, such as Pyramid Records. In 1998, the International Federation of the Phonographic Industry (the "IFPI") reported that major labels accounted for 90% of the market, whereas in 2006 they only accounted for 73%, with independent labels accounting for the remaining market share.

While the advent of digital music contributed to a contraction of the recorded music industry along with a significant decline in sales of physical units, recent statistics have suggested that the general industry decline experienced over the last decade has stabilized and has shown signs of improvement. The Recording Industry Association of America (the "RIAA"), a trade organization that supports and promotes the creative and financial vitality of the major music companies, reported that 1.726 billion units were sold in 2010 with a total value of $6.85 billion. In addition, digital sales represented 47% of all music sales, a 15% increase from 2009. According to Soundscan, the official method of tracking sales of music and music video products through the United States and Canada, total album sales increased for the first time since 2004 with overall U.S. album sales rising 1.4% to 330.6 million units from 326.2 million units in 2010.

Recent statistics also show that the music industry's live component is becoming increasingly profitable. According to the Pollstar 2011 Mid-Year Business Analysis, an industry leading concert trade magazine, concert ticket sales increased substantially from 2010. The top 100 North American concert tours grossed $1.12 billion, a 16.2% increase from 2010, with the number of tickets sold increasing as well.

Our Label

Pyramid Records is a full-service record label servicing legendary artists with an established presence in a particular genre and a core audience. We consider ourselves a full-service record label as we offer in-house radio promotion, internet promotion, marketing, public relations and sales. We continue to identify potential artists to sign to our label under this traditional record label format and believe, with our individualized marketing approach and distribution agreement with INgrooves Fontana, we are well positioned to market and sell the recorded music of these artists, in both physical or digital formats, profitability.

We pride ourselves on the personal attention, guidance and focus we are able to provide each of our artists as an independent label. Artists signed to our label are paid reasonable acquisition fees, which gives us ownership rights to all master recordings produced by such artist during the applicable contract term. Generally, we advance artists $75,000 for two complete albums, one studio album and one greatest hits album, which may vary according to the artist in question. The artist in turn receives royalties from income derived from the exploitation of his or her master recordings, after we have recouped our acquisition and related fees. The average contract term last approximately 9 months after the release of the albums or 12 months after the delivery of the two required albums. We work to maximize the value of each of our artists by setting strategic release dates for recorded material, choosing singles that we believe will receive the most radio play and coordinating promotion of an album with our distributor, INgrooves Fontana.

We executed our current Manufacturing and Distribution Agreement with Fontana Distribution L.L.C., now INgrooves Fontana, in 2005 (the "Distribution Agreement"). The first of two option periods under the terms of the Distribution Agreement was exercised on March 5, 2010, and is expected to run through 2013. We believe, based on Mr. Jacobi's close relationship with INgrooves Fontana, that the second option will also be exercised, continuing our relationship with INgrooves Fontana through 2014. Under the terms of the Distribution Agreement, INgrooves Fontana holds the exclusive right to manufacture and distribute master recordings owned by us in the United States and Canada in either physical or digital formats. As is customary in the recording industry, we are also responsible for all manufacturing costs, which are advanced to us by INGrooves Fontana, publishing royalties, and the payment of a distribution fee to INgrooves Fontana. We believe our Distribution Agreement with INgrooves Fontana is superior to the standard distribution agreement offered to independent labels because of the low distribution fee, which was achieved as result of Mr. Jacobi's close relationship with INgrooves Fontana. Our relationship with Ingrooves Fontana has lasted over eight years and is set to continue until at least May of 2016. Our agreement with Fontana requires a 21% distribution fee based on the wholesale price of recordings, which we believe to be a preferential rate as Fontana's standard distribution fee is known in the industry to be 26% for independent labels such as ourselves.

Our successful releases have included albums from Asia, Edgar Winter, The Stray Cats, Jon Secada, The Band, Earth, Wind & Fire, Joe Walsh and Ty Herndon. Our contracts with these artists have expired and we are not entitled to any continuing revenues from them. However, we expect that as we continue to build and grow our business by implementing our growth strategy that our recent successes will continue.

Our Strategy

In 2013, we are expanding and transitioning our business to focus on additional revenue streams in addition to our more traditional sales of master recordings in physical and digital formats, and signing legendary R&B artists from the 1960s and 1970s who continue to record and tour.

In recent years, record labels, in order to regain some of the profitability lost due to the decline in sales of physical units, have shifted some of their resources to focus on alternative revenue streams, including touring, merchandising and television. We plan to use this approach with the legendary R&B artists we sign by having them participate in a multi-city, multi-artist, label tour packaged specifically for mid-sized venues, from which we will earn revenues through ticketing and tour merchandising. Further, we plan to create a reality television show that provides a behind the scenes look at the artists' experiences recording, touring and interacting with the staff at the label office from which we will also earn revenues. We believe this approach will not only be highly successful in marketing our artists and their recordings, but will also prove profitable for both our artists and for ourselves. Based on our knowledge, we will be the first independent label to specialize in releasing new music by legendary R&B artists and to place these artists on tour together.

In addition to these alternative revenue streams, we will release a more traditional deluxe packaged compact disc for each of our legendary R&B artists, with one disc containing their newly recorded album, and the second disc containing a live greatest hits album. We believe the sale of these deluxe packaged physical units will be successful based on industry research from Universal Music Group which has shown that deluxe packages outsell standard releases by a factor of 10:1 in the first week, and that 70% of the buying demographic of legendary R&B artists purchase physical units, e.g. compact discs, rather than digital downloads.

Competition

Our recorded products will be marketed and sold largely to the R&B music industry segment which is highly competitive. The principal competitive factors affecting the market for our products include product quality, packaging, brand recognition, brand and artist acceptance, price and distribution capabilities. We also compete with a variety of domestic and international producers and distributors, many of whom have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than ours. In the event we become successful in our marketing, promotion and distribution of products bearing our name, it is likely we will experience additional competition in the industry from major labels, each of which is capable of marketing products designed to compete directly in the R&B segments. We compete with other music producers and distributors not only for market share, brand acceptance and loyalty, but also for display space in retail establishments and, more importantly, for marketing focus by our distributors and retailers, all of which distribute and sell other manufacturers products. We believe we can maintain our competitiveness in this industry by:

- leveraging the industry knowledge and resources of our President and founder, Allen Jacobi;
- offering individualized marketing plans and attention to legendary artists;
- maintaining low-overhead costs; and
- maximizing our advantageous Distribution Agreement.

Intellectual Property

To date, we have produced or acquired the following master recordings to date described below in the table. We own the copyright and the worldwide distribution rights in perpetuity for each of the master recordings set forth below.

Artist	Album Title
Stray Cats	Choo Choo Hot Fish
Asia	Aqua
The Band	Jericho
Dave Edmunds	Plugged In
The Band	High On The Hog
Edgar Winter	Winter Blues
The Band	The Best of The Band Volume II

Artist	Track Title

Joe Walsh & Lita Ford	A Future To This Life
Joe Walsh	Guilty of The Crime
Joe Walsh	Fire and Brimstone

We plan to acquire additional master recordings as we continue to sign additional recording artists in accordance with our business strategy.

Property

We lease our principal executive offices in Miami, Fl, which lease is set to expire on September 30, 2013. We plan to renew this lease upon expiration and do not foresee any difficulties with doing so. Aside from the intellectual property referred to above, we have no other significant assets or property.

Employees

As we implement our growth strategy, we plan on hiring up to seven full-time employees in 2013, and to contract an additional four consultants. Currently, the only employees of our company are our five executive officers referenced below.

Research and Development and Environmental Regulation

We have not incurred any material research and development costs, as defined under generally accepted accounting principles, to date, nor is our business subject to any material environmental regulations at the Federal, State or local level.

MANAGEMENT

The following table sets forth the names of our directors, executive officers and their ages, position and biographical information as of the date of this Offering Circular. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. Each executive officer is a full-time employee. Our directors hold office for one-year terms or until their successors have been elected or qualified. There are no family relationships between any of directors or executive officers or any other of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers or any other persons pursuant to which such director or executive officer was selected in that capacity.

Name	Position(s)	Age
Allen Jacobi	President and Director	65
Jason Klein	Chief Financial Officer	41
Josh Danoff	Senior Vice President, Director and Secretary	49
Dan Barnett	Vice President, Live Division and Director	54
Benny Doro	Treasurer and Director	46
Robert Bubeck	Director	55

Allen Jacobi, President and Director

Mr. Jacobi is our founder, and has been our President and a member of our Board of Directors since our inception. He is a veteran entertainment attorney, and has represented internationally acclaimed artists such as the Eric Clapton Band, Trick Daddy, Inner Circle, The Miami Sound Machine, Marilyn Manson Band, and Two Live Crew. Mr. Jacobi co-founded Radio Records, distributed by Atlantic Records, which produced the number one Billboard hit single 'Stars on 45.' In 1990, Mr. Jacobi was offered his own record label and he formed Pyramid Media, now Pyramid Entertainment, d/b/a Pyramid Records. Pyramid Records released records form international superstars including Joe Walsh, Asia, Earth Wind & Fire, Robert Palmer, Stray Cats, The Doobie Brothers and Public Enemy.

In 2004, Mr. Jacobi co-founded The Tube Musfic Network, a musical channel which featured heritage rock artists, and was subsequently bought out. Mr. Jacobi has a deep understanding of the record business, including marketing, promotion A&R and sales, and is integral to our operations, long-term strategy and future growth.

Jason Klein, Chief Financial Officer

Jason is a Certified Public Accountant in the state of Florida and manages his own CPA firm. He is also the Chair of the FICPA (Florida Institute of Certified Public Accountants) chapter for South Miami-Dade. He provides accounting, tax planning, business setup and other financial consulting services to various individuals, businesses, and nonprofits. A large portion of his business caters to the music and entertainment industry, including working with record labels, publishers, artists, live shows, and management companies. Jason is also a music producer, published songwriter, and operates his own record label. He has credits on recordings of Mariah Carey, Ricky Martin, Earth Wind & Fire, Jim Brickman, and many more. He has been a Grammy (NARAS) voting member since 1999. His label has licensed and sold music worldwide, including to the major labels Sony, Universal, and Ministry of Sound. During 2013, Klein oversaw several CD and digital compilations for Sony US Latin and produced a voice-over for the Fox TV show, The Simpsons. Under his moniker, Monster Taxi, Klein has also in 2013 produced music for Universal Music Canada and is currently readying dance music releases.

Josh Danoff, Senior Vice President, Director and Secretary

Mr. Danoff has been our Senior Vice President and General Manager since 2005, and was appointed as our Secretary and to our Board of Directors on December 12, 2012. He has over 17 years of experience in the creation, delivery, and manufacturing of CD and DVD projects through WEA, EMI, BMG, ADA, UMGD and Fontana Distribution. Mr. Danoff has supervised production and manufacturing of physical units for artists such as The Band, Cheap Trick, The Doobie Brothers, Earth, Wind & Fire, Ty Herndon, Robert Palmer, Public Enemy, Stephen Stills and Edgar Winter. Mr. Danoff has interfaced with Fontana Distribution since its first year of operation and works directly with manufacturing vendors, acclaimed graphic artists, mastering studios, pre-press and artist management, as well as the department heads of advertising, finance, marketing, operations, promotions and public relations. Prior to joining Pyramid Records Mr. Danoff served as Production Manager for Birdman Records near Philadelphia, PA. Mr. Danoff graduated from Florida International University and is a former professional musician.

Dan Barnett, Vice President, Live Division and Director

Mr. Barnett will be the Vice President of our Live Division and was appointed as a member of our Board of Directors on December 12, 2012. He has over 30 years of experience booking and producing entertainment events. In 1984, Mr. Barnett joined Cellar Door Concerts, a leading concert promotion company in the United States, ultimately becoming its President. There he developed a special events division focusing on corporate entertainment which proved to be highly successful. In 1999, SFX Entertainment, a leading global promoter of live entertainment, acquired Cellar Door and Mr. Barnett was appointed to Vice President of Business Development where he closed a deal with the National Football League to produce Super Bowl XXVI's half-time show featuring Gloria Estefan. The halftime show was titled "Winter Magic" and featured a celebration to the winter season and the Winter Olympics. In addition to dancers and performers, former Olympic champions Brian Boitano and Dorothy Hamill skated on sheets of Teflon that were embedded on the tops of large platforms that were placed on the field for the show. Singer Gloria Estefan performed during the show's finale. To counter with the halftime show, Fox decided to broadcast a special live episode of In Living Colour. As a result of that ratings success, Michael Jackson would be tapped to perform at halftime during Super Bowl XXVII and more big-name talent would follow (U2, Paul McCartney, The Rolling Stones and Bruce Springsteen performed in subsequent years).

In 1993, Mr. Barnett launched Wizard Entertainment, a full service entertainment production company, with clients such as Journey, The Moody Blues and Heart. Mr. Barnett has booked and produced over 2,500 concerts and special events and his experience and expertise in this area are invaluable to our business.

Benny Doro, Treasurer and Director

Benny Doro is a successful New York based businessman with over twenty years of experience in venture capital, early stage financing, entertainment media management and financial payment software development. In 2002, Mr. Doro became a partner in Marketview Financial Group, Inc. a private investment banking firm based on Wall Street. Mr. Doro has been instrumental in developing a number of projects from fruition to funding to taking them public. Mr. Doro is also a co-founder and Vice-President at Universal Vision Group, a leading provider of e-commerce software providing international multi-currency pre-paid cards to both corporate users and consumers

Mr. Doro serves on the Board of Directors at Pyramid Entertainment, Inc. In 1995, Mr. Doro founded NextLevel Productions Inc., a multi-media advertising and marketing company. As CEO of the company, he managed multiple clients including negotiating content deals with artists such as Madonna, Van Halen, U2, KISS, Britney Spears, Jessica Simpson, and Sony Fan faire. In 2001, NextLevel merged with Wiremix Media Inc., and became the largest digital advertising company in the online gambling industry with over 65 clients. In 2002, Mr. Doro negotiated the sale of NextLevel to a publicly traded company. From 1985 to 2000, Mr. Doro performed in and managed a Rock and Roll band under the tutelage of Paul Stanley from KISS, which saw him performing in venues world-wide, while providing him with priceless insight into the entertainment and music industries.

Robert Bubeck, Director

Mr. Bubeck was appointed to our Board of Directors on December 12, 2012. He is the President of WJLL, Inc., a consulting practice formed in 1988 that helps launch, develop and operate cable networks, television programs and other media ventures. Mr. Bubeck's clients include Comcast, Turner Media Group, Apex Media, Channel Labs, Affiliated Media Group, The Country Network and Verizon FIOS. Additionally, he founded Cross Media Works, a multi-platform sales agent in the media industry, where he led $150 million worth of acquisitions including of Apex Media Sales, TelAmerica Media, Affiliated Media and WizeBusy. Mr. Bubeck's expertise in sales and media ventures is a valuable asset to our Board of Directors.

Involvement in certain legal proceedings

On July 7, 2010, our President and one of our directors, Allen Jacobi, filed for personal bankruptcy under Chapter 13 of the United States Bankruptcy Codes in the United States Bankruptcy Court in the Southern District of Florida. Mr. Jacobi is currently subject to a repayment plan and has not yet been discharged from bankruptcy.

Other than as disclosed above, during the past five years, none of our directors or executive officers has been the subject of any bankruptcy petition filed by or against him personally, or any business of which he was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time.

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the aggregate annual compensation paid to our two executive officers for the year ended December 31, 2012. We paid no other compensation for the year ended December 31, 2012.

Name of individual or identity of group	Capacities in compensation was received	Aggregate compensation
Executive Officers (2)	Compensation was paid to both executive officers for their services as such	$72,700

On May 6, 2013, we issued an aggregate of 2,370,000 shares of our common stock to our current executive officers, directors, certain employees and a consultant. The issuances were made to serve as compensation. Our Board of Directors, in conjunction with our founder and President, determined the amount of the issuances based upon contributions to our business.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following sets forth information as of May 6, 2013, regarding the number of shares of our Common Stock owned by (i) each of our executive officers, (ii) each of our directors and (ii) all of our named executive officers and directors as a group. No other individuals own more than 10% of our outstanding Common Stock.

Name	Address	Number of Shares	Percent of class
	Directors and Named Executive Officers		
Allen Jacobi, President and Director	1800 NE 114 Street, #707 Miami, FL 33181	2,500,000	50%
Jason Klein, Chief Financial Officer	8521 SW 102 Court Miami, FL 33173	25,000	*
Josh Danoff, Senior Vice President, Director and Secretary	15691 NW 12 Place Pembroke Pines, FL 33028	800,000	16%
Dan Barnett, Vice President, Live Division and Director	1720 NE 23 Avenue Fort Lauderdale, FL 33305	250,000	5%
Benny Doro, Treasurer and Director	26 Avenue at Port Imperial #446 West New York, NJ 07093	500,000	10%
Robert Bubeck, Director	18731 River Ridge Road Tepuesta, FL 33469	290,000	5.8%
All officers and directors as a group (5 persons)			86.8%

* Indicates less than 1%

All of the aforementioned individuals have sole voting and dispositive power over the shares owned by them. None of our executive officer or directors will be offering any of their shares of Common Stock through this Regulation A offering.

We do not currently have any outstanding options, warrants, or rights to purchase shares of our Common Stock.

CERTAIN RELATED PARTY TRANSACTIONS

From time to time since the inception of Media, Media has shared certain administrative costs with the Law Offices of Allen Jacobi, owned by our President and one of our directors, Allen Jacobi. At December 31, 2012, The Law of Offices of Allen Jacobi owed Media a total of $94,188.

On December 31, 2012, Allen Jacobi contributed his master record catalogue, detailed under Intellectual Property on page 26, to Media. The master record catalogue was valued at $1,400,000 at the time of the contribution. As a result, the receivable due from The Law Office of Allen Jacobi for $94,188 was deemed paid in full. The remaining $1,305,812 was credited to Media's paid in capital.

On May 6, 2013, Allen Jacobi, our President and one of our directors, caused Pyramid Media, Inc., a Florida corporation, transferred 500 shares of Pyramid Media's common stock to us, representing all of the issued and outstanding shares of Pyramid Media, Inc., thereby making Pyramid Media, Inc., our wholly-owned subsidiary. Mr. Jacobi received 2,500,000 shares of our Common Stock in return.

On May 6, 2013, our Board of Directors issued an aggregate of 2,370,000 shares of our Common Stock to our current executive officers, directors, certain of our employees and a consultant in the amounts set forth above under "Security Ownership of Management and Certain Security Holders." The issuances were made to serve as compensation. Our Board of Directors, in conjunction with our founder and President, determined the amount of the issuances based upon prior and expected contributions to our business.

On July 26, 2013, the Company issued an additional 25,000 shares of Common Stock to Jason Klein, for CFO services rendered in reliance upon Section 4(2) of the Securities Act of 1933, as amended.

Other than as described above, there were no transactions during the previous two years, that would be required to be reported.

DILUTION

Dilution represents the difference between the Offering price and the net tangible book value per share immediately after completion of this Offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of shares of our common stock held by our existing stockholders.

As of December 31, 2012, the pro-forma net tangible book value of our shares of common stock was approximately $(6,056.00) or approximately $(0.0012) per share based upon 5,025,000 shares outstanding.

The following table summarizes the differences between our existing stockholders and new investors with respect to the number of shares of common stock sold in this offering and the price per share paid. The calculations with respect to shares purchased by investors in this offering reflect an offering price of $1.00 per share.

The proceeds from the sale of the 2,000,000 shares of common stock represents an immediate increase in pro forma net tangible book value per share of $0.30 to existing stockholders and dilution of approximately $1.00 per share to new investors.

Shares Outstanding	**5,025,000**	**5,525,000**	**7,025,000**
Assumed initial public offering price per share	$ 1.00	$ 1.00	$ 1.00
Pro forma net tangible book value per share as of December 31, 2012	$ (0.0012)	$ (0.0011)	$(0.0009)
Increase in pro forma net tangible book value per share as a result of issuing new shares	$ 0.0259	$ 0.1140	$ 0.3032
Dillution (subscription price of $1 less NBV per share) to purchasing shareholders	$ 1.00	$ 1.0011	$ 1.0009

SECURITIES BEING OFFERED

The shares of Common Stock offered are entitled to one vote per share and do not provide for cumulative voting. The holders of the Company's Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of the Company's Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of the Company's Common Stock have no preemptive, subscription, redemption or conversion rights.

PLAN OF DISTRIBUTION

There will be no underwriters involved in this offering as the Company's officers and directors plan to offer and sell the shares of Common Stock on a best efforts basis as soon as practicable after qualification of the Company's Offering Statement, of which this Offering Circular is a part, by the SEC. The Company's officers and directors will not receive any commissions in connection with this offering. We reserve the right to appoint a qualified broker dealer to offer and sell the Common Stock. We are not selling any securities for the account of any security holders.

The proceeds of this offering will be deposited in a special bank account in trust of Richard C. Wolf (the "Escrow Agent"), an independent licensed attorney in the state of Florida, until the Minimum is completed, at which time all of such proceeds will be available to us for our business operations. If the Minimum is not achieved within nine months of the date of this Offering Circular, we will promptly return the proceeds to subscribers without interest.

USE OF PROCEEDS

If the entire Offering is subscribed, we expect to receive aggregate gross proceeds of approximately $2,000,000. We need a minimum of $500,000 to fund our business plan to sign legendary R&B artists through acquisition fees as detailed in "Our Business" on page 23. Any additional proceeds received above our minimum offering will be used to further our business plan and for working capital purposes. We expect that we will need an additional $500,000 to sustain operations for at least the next 12 months, which we believe will be provided by revenues from our expanded business, proceeds from this offering in the event we successfully raise more than the minimum and from advances by our President.

PYRAMID ENTERTAINMENT, INC. & SUBSIDIARY
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

PYRAMID ENTERTAINMENT, INC. & SUBSIDIARY

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2013

	UNAUDITED
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 1,180
Accounts receivable	27,927
Total current assets	29,107
LONG-TERM ASSETS:	
Music master acquisition	20,000
Intangible assets	375
Total long-term assets	20,375
TOTAL ASSETS	$ 49,482
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 41,539
Total current liabilities	41,539
STOCKHOLDERS' EQUITY:	
Capital stock, $0.001 par value; 50,000,000 shares	

authorized, 5,000,000 shares issued and outstanding	5,000
Additional paid-in capital	45,914
Retained earnings	(42,971)
Total stockholders' equity	7,943
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 49,482

PYRAMID ENTERTAINMENT, INC. & SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

	UNAUDITED
Revenue	$ 70,663
Cost of revenue	(11,203)
Gross profit	59,460
Operating expenses	(105,207)
Loss from operations	(45,747)
Other income	2,776
Operating loss before income taxes	(42,971)
Income taxes	-
Net loss	(42,971)
Retained earnings, beginning of year	-

Stockholders' distributions		-
Retained earnings, end of year	$	(42,971)

PYRAMID ENTERTAINMENT, INC. & SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
December 31, 2012	$ -	$ -	$ -	$ -	$ -
Net Loss	-	-	(42,971)	-	(42,971)
Stock Issuance	2,500	45,914	-	-	48,414
Stock Exchange	2,500	-	-	-	2,500
June 30, 2013	$ 5,000	$ 45,914	$(42,971)	$ -	$ 7,943

PYRAMID ENTERTAINMENT, INC. & SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

	UNAUDITED
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (42,971)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Changes in assets and liabilities	
(Increase) in accounts receivable	(27,927)
Increase in accounts payable	41,539
(Decrease) in deferred revenue	(23,504)
Net cash used for operating activities	(52,863)
CASH FLOWS FROM INVESTING ACTIVITIES:	
(Increase) in music master acquisition	(20,000)
(Increase) in intangible assets	(275)
Net cash (used for) investing activities	(20,275)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stock issuance	2,500
Increase in additional paid-in-capital	54,870
Net cash provided by financing activities	57,370
NET DECREASE IN CASH	(15,768)
CASH AT BEGINNING OF PERIOD	16,948

CASH AT END OF PERIOD	$ 1,180

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On May 6, 2013, the sole owner of Pyramid Media, Inc. transferred all of its 500 shares of common stock to Pyramid Entertainment, Inc. in exchange for 2,500,000 shares of common stock in Pyramid Entertainment, Inc.

PYRAMID ENTERTAINMENT, INC. & SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Pyramid Entertainment, Inc., a Nevada corporation, and its wholly-owned subsidiary, Pyramid Media, Inc. (collectively referred to as "the Company") partake in the acquisition, distribution, marketing and sale of music and music related products in physical and digital formats through their record label, Pyramid Records. Their operations primarily serve a customer base of legendary R&B artists who continue to record and tour but are not currently under contract. The Company will offer these artists premier national distribution resources with their main supplier and distributor and a comprehensive marketing strategy including: deluxe packaging of physical compact discs to supplement traditional physical and digital sales, a multi-city live label tour consisting of the legendary R&B artists they sign and a reality television show based on the artist's recording and touring. Pyramid Entertainment, Inc. was formed on November 21, 2012 and Pyramid Media, Inc. was formed on June 29, 2007.

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of Pyramid Entertainment, Inc., and its wholly-owned subsidiary, Pyramid Media, Inc. All significant intercompany balances and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company's accompanying financial statements have been prepared in accordance with generally accepted accounting principles on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred, regardless of when cash is disbursed.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less. As of June 30, 2013, cash and cash equivalents consisted only of cash deposited in the bank.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PYRAMID ENTERTAINMENT, INC. & SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Concentration of Credit Risk - Demand deposit accounts with federally insured banks are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2013, the Company's cash balance did not exceed the federally insured limit. The accounts receivable balance as of June 30, 2013 is due entirely from INgrooves Fontana (refer to Note 5).

Income Taxes - Pyramid Entertainment, Inc. is a C-Corporation. At the time of the transfer of Mr. Jacobi's shares to the Company, Pyramid Media, Inc.'s lost its S-Corporation status for income tax purposes. At that point, it is treated as a C-Corporation and all of its activities will be reported on the income tax return of the Company. Management has estimated an operating loss for the year ended December 31, 2013 and therefore does not have an income tax provision.

Revenue Recognition - Revenue primarily consists of royalty income derived from the Company's ownership rights to all master recordings produced by artists signed by their label, during the applicable contract term. The artist in turn receives royalties from the income resulting from the exploitation of his or her master recordings, after the Company recoups its acquisition costs and related fees. The Company has no sources of comprehensive income.

Deferred Revenue - Deferred revenue consists of royalty income, received by INgrooves Fontana that is remittable to the Company. *FASB Codification 928-340-25-3* states that the portion of the record master cost recoverable from the artist's royalties shall be accounted for as an advance royalty.

NOTE 2 - MUSIC MASTER ACQUISITION

The music master acquisition consists of payments of $10,000 to artists *Con Funk Shun* and *Cameo*. These assets have not yet been placed in service, therefore, are not currently being amortized.

NOTE 3 - INTANGIBLE ASSETS

The majority owner of the Company contributed intellectual property on December 31, 2012 that consisted of a master record catalogue comprised of seven full albums and three title tracks. The Company owns the full copyrights and worldwide distribution rights in perpetuity for each of the master recordings.

NOTE 3 - INTANGIBLE ASSETS (CONT.)

The master record catalogue was fully expensed and therefore valued a nominal amount of $100.

The Company's intangible assets consist of the following at June 30, 2013:

Record Catalog	$	100
Trademark		275
TOTAL	$	375

The trademark is not subject to amortization due to its indefinite life.

NOTE 4 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company shares certain administrative cost transactions with The Law Office of Allen Jacobi, which is affiliated to the related parties by common ownership.

NOTE 5 - MAJOR SUPPLIER & DISTRIBUTOR

The Company has an exclusive agreement with INgrooves Fontana, which is their sole supplier for the manufacturing, packaging and digital distribution of their recorded music products in the United States and Canada. As such, their continued ability to meet the manufacturing and packaging of physical and digital distribution requirements in these territories largely depend upon the continuing relationship with INgrooves Fontana, in accordance with their recording and manufacturing agreements. If for any reason, INgrooves Fontana is unable to perform the Company's respective obligations under the agreement, they may have difficulty satisfying their commitments to their wholesale and retail customers in the short term until they more fully transition to an alternate provider, which could have an adverse impact on revenues.

NOTE 6 - TRANSFER OF STOCK

On May 6, 2013, the sole owner of Pyramid Media, Inc. deemed it advisable and in the best interests of Pyramid Media, Inc. to transfer 500 shares of its common stock, par value $1.00 per share, held by Mr. Jacobi and representing all of the issued and outstanding shares of Pyramid Media, Inc., to Pyramid Entertainment, Inc. in order to create a parent-subsidiary relationship between the reporting entities, so as to help facilitate a proposed Regulation A offering. In consideration, Mr. Jacobi received 2,500,000 shares of the Company's common stock, par value $0.001, of the 5,000,000 outstanding shares of the Company.

NOTE 7 - SHARE-BASED COMPENSATION

On May 6, 2013, the Company issued an aggregate of 2,370,000 shares of Common Stock, to specific individuals, in recognition for services rendered to the Company as employees, directors and consultants. The amount of compensation expense recorded was $2,370. Management measured the fair value of the stock at the time of its issuance to be its par value of $0.001 per share. The issuance had no effect on the cash flows of the Company. There are no contingent liability pertaining to shares-based compensation.

NOTE 8 - SUBSEQUENT EVENTS

On July 26, 2013 the Company issued 25,000 shares of Common Stock to an outside consultant for CFO services rendered.

SUPPLEMENTARY INFORMATION

PYRAMID ENTERTAINMENT, INC. & SUBSIDIARY

CONSOLIDATED SCHEDULE OF OPERATING EXPENSES

FOR THE SIX MONTHS ENDED JUNE 30, 2013

	UNAUDITED
Administrative Fees	$ 6,871
Bank Charges	284
Design and Website	3,540
Office Expense	44
Organizational Costs	53,223
Other Compensation Expense	2,370
Professional Fees	2,500
Staffing Costs	36,000
Taxes and Licenses	375
TOTAL	$ 105,207

PYRAMID ENTERTAINMENT, INC. & AFFILIATE
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2012 AND 2011 (UNAUDITED)

PYRAMID ENTERTAINMENT, INC. & AFFILIATE
BALANCE SHEET
DECEMBER 31, 2012 AND 2011
(UNAUDITED)

ASSETS

	UNAUDITED 2012	UNAUDITED 2011
CURRENT ASSETS:		
Cash and cash equivalents	$ 16,948	$ 82
Subscription receivable	-	500
Total current assets	16,948	582
INTANGIBLE ASSETS	100	116,436
TOTAL ASSETS	$ 17,048	$ 117,018

LIABILITIES AND STOCKHOLDER'S EQUITY

	UNAUDITED 2012	UNAUDITED 2011
CURRENT LIABILITIES:		
Deferred revenue	$ 23,504	$ 108,111
TOTAL CURRENT LIABILITIES	23,504	108,111
STOCKHOLDER'S EQUITY:		
Capital stock, $1.00 par value; 500 shares authorized, 500 shares issued & outstanding	500	500
Additional paid in capital	4,400	-
Retained earnings deficit	(11,356)	-
Total stockholder's equity	(6,456)	500
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,048	$ 108,611

PYRAMID ENTERTAINMENT, INC. & AFFILIATE
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2012 AND 2011
(UNAUDITED)

	UNAUDITED 2012	UNAUDITED 2011
Revenue	$ 255,375	$ 172,255
Cost of revenue	(52,003)	(47,014)
Gross profit	203,372	125,241
Operating expenses	(127,658)	(101,895)
Income from operations	75,714	23,346
Other income	-	5,441
Earnings before income taxes	75,714	28,787
Income taxes	-	-
Net income	75,714	28,787
Retained earnings, beginning of year	8,407	25
Stockholder's distributions	95,477	20,405
Retained earnings (deficit), end of year	$ (11,356)	$ 8,407

PROFORMA TAX AND EARNINGS PER SHARE DATA:

	Year Ended December 31, 2012	Quarter Ended March 31, 2013
Net income (loss)	75,714	(41,752)
Number of shares outstanding	500	500
Earnings per share	$ 151.4280	$ (83.5040)
	75,714	41,752

Earnings before income taxes		
Income tax pro-forma provision	(16,783)	-
Income tax benefit of NOL carryover (pro-forma)	-	1,566
Net income (loss)	58,931	43,318
Number of shares outstanding	500	500
Earnings per share	$ 117.86	$ 86.64

PYRAMID ENTERTAINMENT, INC. & AFFILIATE

STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011
(UNAUDITED)

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
December 31, 2010	$ 500	$ -	$ 25	$ -	$ 525
Net income	-	-	28,787	-	28,787
Contributions	-	-	-	-	-
Distributions	-	-	(20,405)	-	(20,405)
December 31, 2011	500	-	8,407	-	8,907
Net income	-	-	75,714	-	75,714
Contributions	-	4,400	-	-	4,400
Distributions	-	-	(95,477)	-	(95,477)
December 31, 2012	$ 500	$ 4,400	$(11,356)	$ -	$ (6,456)

PYRAMID ENTERTAINMENT, INC. & AFFILIATE
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011
(UNAUDITED)

	UNAUDITED 2012	UNAUDITED 2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 75,714	$ 28,787
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities		
Decrease in subscription receivable	500	-
(Decrease) increase in deferred revenue	(84,607)	108,111
Net cash (used for) provided by operating activities	(8,393)	136,898
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in intangible assets	116,336	-
Proceeds/(Payments) from related party	-	(116,436)
Net cash (used for) provided by investing activities	116336	(116,436)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder	(95,477)	(20,405)
Increase in additional paid in capital	4,400	-
Net cash provided by (used for) financing activities	(91,077)	(20,405)
NET INCREASE IN CASH	16,866	57
CASH AT BEGINNING OF YEAR	82	25
CASH AT END OF YEAR	$ 16,948	$ 82

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On December 31, 2012, the sole owner contributed his master record catalogue, which was valued at $100 at the time of the contribution. This transaction resulted in the reduction of a subscription receivable in the amount of $100 and the recognition of the record catalog at $100.

PYRAMID ENTERTAINMENT, INC. & AFFILIATE

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination - Pyramid Entertainment, Inc. ("the Company") and Pyramid Media, Inc. ("the Affiliate") collectively referred to as the "Reporting Entities" are presented as combined financial statements because they are related through common ownership and control. The Company was incorporated on November 21, 2012 in the State of Nevada and the Affiliate was incorporated on June 29, 2007 in the State of Florida. Circumstances evolve where combined financial statements of commonly controlled entities are likely to be more meaningful than their separate financial statements. In accordance with accounting principles generally accepted in the United States of America, combined financial statements are useful if individuals own a controlling financial interest in several entities that are related in their operations. Management believes that including the combined effects of the reporting entities is the most useful presentation for the financial statement user. All significant inter-entity balances and transactions have been eliminated in the combination.

Nature of Business and Reporting Entities - Pyramid Media, Inc. ("the Affiliate") is the operating entity. The Affiliate engages in the acquisition, distribution, marketing and sale of music and music related products in physical and digital formats through their record label, Pyramid Records. Their operations primarily serve a customer base of legendary R&B artists who continue to record and tour but are not currently under contract. The Affiliate will offer these artists premier national distribution resources with their main supplier and distributor and a comprehensive marketing strategy including: deluxe packaging of physical compact discs to supplement traditional physical and digital sales, a multi-city live label tour consisting of the legendary R&B artists they sign and a reality television show based on the artist's recording and touring. Pyramid Entertainment, Inc. ("the Company") was created to hold the stock of Pyramid Media, Inc.

Basis of Accounting - The reporting entities' accompanying financial statements have been prepared in accordance with generally accepted accounting principles on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred, regardless of when cash is disbursed.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less. As of December 31, 2012 and 2011, cash and cash equivalents consisted only of cash deposited in the bank.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - Demand deposit accounts with federally insured banks are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012 and 2011, the reporting entities' cash balance did not exceed the federally insured limit.

Income Taxes – The Company is a C corporation, which had no activity as of December 31, 2012. The Affiliate has elected, under the Internal Revenue Code, to be taxed as an S corporation. In lieu of corporate income taxes, the sole stockholder is taxed on the reporting entities' taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements for the reporting entities.

Revenue Recognition - Revenue primarily consists of royalty income derived from the reporting entities' ownership rights to all master recordings produced by artists signed by their label, during the applicable contract term. The artist in turn receives royalties from the income resulting from the exploitation of his or her master recordings, after the reporting entities recoup their acquisition costs and related fees. The Company has no sources of comprehensive income.

Deferred Revenue - Deferred revenue consists of royalty income, received by INgrooves Fontana that is remittable to the Company. *FASB Codification 928-340-25-3* states that the portion of the record master cost recoverable from the artist's royalties shall be accounted for as an advance royalty.

NOTE 2 - INTANGIBLE ASSETS

The sole owner of the Affiliate contributed intellectual property on December 31, 2012 that consisted of a master record catalogue comprised of seven full albums and three title tracks. The Affiliate owns the full copyrights and worldwide distribution rights in perpetuity for each of the master recordings.

The master record catalogue was fully expensed and therefore valued a nominal amount of $100, as of December 31, 2012.

The reporting entities' intangible assets consist of the following at December 31, 2012:

Record Catalog	$100

NOTE 3 - RELATED PARTY TRANSACTIONS

In the normal course of business, the reporting entities share certain administrative cost transactions with The Law Office of Allen Jacobi, which is affiliated to the related parties by common ownership.

NOTE 4 - MAJOR SUPPLIER & DISTRIBUTOR

The Affiliate has an exclusive agreement with INgrooves Fontana, which is their sole supplier for the manufacturing, packaging and digital distribution of their recorded music products in the United States and Canada. As such, their continued ability to meet the manufacturing and packaging of physical and digital distribution requirements in these territories largely depend upon the continuing relationship with INgrooves Fontana, in accordance with their recording and manufacturing agreements. If for any reason, INgrooves Fontana is unable to perform the reporting entities' respective obligations under the agreement, they may have difficulty satisfying their commitments to their wholesale and retail customers in the short term until they more fully transition to an alternate provider, which could have an adverse impact on revenues.

NOTE 5 - SUBSEQUENT EVENTS

On April 19, 2013, the Company amended its Articles of Incorporation to authorize 50,000,000 shares of common stock, with a par value of $.001 per share.

On May 6, 2013, the sole owner of the Affiliate deemed it advisable and in the best interests of the Affiliate to transfer 500 shares of the Affiliate's common stock, par value $1.00 per share, currently held by Mr. Jacobi and representing all of the issued and outstanding shares of the Affiliate, to the Company in order to create a parent-subsidiary relationship between the reporting entities (the "Reorganization"), so as to help facilitate a proposed Regulation A offering. In consideration of the Reorganization of the reporting entities, Mr. Jacobi will receive 2,500,000 shares of the Company's common stock, par value $.001, of the 5,000,000 outstanding shares of the Company. At the time of the transfer of Mr. Jacobi's shares to the Company, the Affiliate loses its S-Corporation status for income tax purposes. At that point, it is treated as a C- Corporation and all of its activities will be reported in the income tax return of the Company.

On May 6, 2013, the Board of Directors, came to an agreement that the Company be authorized to issue an aggregate of 2,370,000 of Common Stock, to specific individuals, in recognition of services rendered to the Company as employees, directors and consultants. The Company also issued an aggregate of 130,000 shares of Common Stock, to specific individuals, in recognition for their investment made in the Company.

On July 26, 2013 the Company issued 25,000 shares of Common Stock to an outside consultant for CFO services rendered.

PYRAMID ENTERTAINMENT, INC. & AFFILIATE

SCHEDULE OF OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2012 AND 2011

	UNAUDITED 2012	UNAUDITED 2011
Administrative Fees	$ 36,671	$ 33,277
Automative:Tolls and Parking	105	-
Bank Charges	82	80
Consulting Fees	82,700	66,200
Copyright Filing Fees	385	-
Dues and Subscriptions	159	-
Legal Fees	5,000	-
Meals and Entertainment	145	80
Office Expense	801	1,403
Professional Fees	300	420
Royalty Expense	836	285
Taxes and Licenses	474	150
TOTAL	$ 127,658	$ 101,895

EXHIBIT INDEX

Exhibit No.	Description
2.1	Articles of Incorporation, as amended, of Pyramid Entertainment, Inc. (Incorporated herein by reference to Exhibit 2.1 to the Company's Offering Statement on Form 1-A (File No. 024-10352) filed on May 8, 2013)
4.1	Form of Subscription Agreement (Incorporated herein by reference to Exhibit 4.1 to the Company's Offering Statement on Form 1-A (File No. 024-10352) filed on May 8, 2013)
6.1	Record Manufacturing and Distribution Agreement with Fontana Distribution L.L.C., as extended (Incorporated herein by reference to Exhibit 6.1 to the Company's Offering Statement on Form 1-A (File No. 024-10352) filed on May 8, 2013)
6.2	Extension Agreement with Fontana distribution L.L.C. dated June 1, 2013 (Incorporated herein by reference to Exhibit 6.2 to the Company's Amendment No. 1 to its Offering Statement on Form 1-A (File No. 024-10352) filed on August 5, 2013)
6.3	Assignment Agreement (Incorporated herein by reference to Exhibit 6.3 to Amendment No. 1 to the Company's Offering Statement on Form 1-A (File No. 024-10352) filed on August 5, 2013)
6.4	Exchange Agreement and Plan of Reorganization (Incorporated herein by reference to Amendment No. 1 to Exhibit 6.4 to the Company's Offering Statement on Form 1-A (File No. 024-10352) filed on August 5, 2013)
9.1	Escrow Agreement Between Pyramid Entertainment and Richard C. Wolfe
10.1	Consent of Newman & Morrison LLP (Included in Exhibit 11.1)
11.1	Opinion of Newman & Morrison LLP (Incorporated herein by reference to Exhibit 11.1 to the Company's Offering Statement on Form 1-A (File No. 024-10352) filed on May 8, 2013)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duty authorized in the City of Miami, State of Florida, on October 25, 2013.

PYRAMID ENTERTAINMENT, INC.
(Issuer)

Date: October 25, 2013

By: ______________________
Allen Jacobi
President

Date: October 25, 2013

By: ______________________
Jason Klein
Chief Financial Officer

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Allen Jacobi	Director	October 25, 2013
Josh Danoff	Director	October 25, 2013
Dan Barnett	Director	October 25, 2013
Benny Doro	Director	October 25, 2013
Robert Bubeck	Director	October 25, 2013

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duty authorized in the City of Miami, State of Florida, on October 25, 2013.

PYRAMID ENTERTAINMENT, INC.
(Issuer)

Date: October 25, 2013

By: ______________________
Allen Jacobi
President

Date: October 25, 2013

By:
Jason Klein
Chief Financial Officer

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
______________________ Allen Jacobi	Director	October 25, 2013
______________________ Josh Danoff	Director	October 25, 2013
Dan H Barnett Dan Barnett	Director	October 25, 2013
______________________ Benny Doro	Director	October 25, 2013
______________________ Robert Bubeck	Director	October 25, 2013

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duty authorized in the City of Miami, State of Florida, on October 25, 2013.

PYRAMID ENTERTAINMENT, INC.
(Issuer)

Date: October 25, 2013

By: ______________________
Allen Jacobi
President

Date: October 25, 2013

By:
Jason Klein
Chief Financial Officer

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	**Title**	**Date**
Allen Jacobi	Director	October 25, 2013
Josh Danoff	Director	October 25, 2013
Dan Barnett	Director	October 25, 2013
Benny Doro	Director	October 25, 2013
Robert Bubeck	Director	October 25, 2013

ESCROW AGREEMENT

This **ESCROW AGREEMENT** (this "**Agreement**") dated as of this 21stday of October 2013, by and among Pyramid Entertainment, Inc., a Nevada corporation (the "**Company**"), having an address at 11077 Biscayne Blvd. (Suite 200), Miami, Florida 33161 and Richard C. Wolfe. Esq. (the "**Escrow Agent**"), a licensed attorney in good standing in the state of Florida having an office at 175 SW 7th Street (Suite 2410), Miami, Florida 33130

WITNESSETH:

WHEREAS, pursuant to the terms of an Offering Circular filed with the Securities and Exchange Commission the Company desires to sell (the "**Offering**") a minimum of 500,000 shares of its common stock at $1.00 per share aggregating $500,000 ("**Minimum Amount**") and a maximum of 2,000,000 shares in the aggregate amount of $2,000,000 ("**Maximum Amount**"): **WHEREAS,** unless the Minimum Amount is sold within nine (9) months from the date of the Offering Circular (the "**Termination Date**"), the Offering shall terminate and all funds shall be returned to the subscribers in the Offering and if the Minimum Amount is met, the Offering shall continue until the earlier of when the Maximum Amount is met or until the Termination Date; and

WHEREAS, the Company desires to establish an escrow account with the Escrow Agent into which the Company shall instruct subscribers (the "**Subscribers**") to deposit checks and other instruments for the payment of money made payable to the order of "Richard C. Wolfe as Escrow Agent for Pyramid Entertainment, Inc." and Escrow Agent is willing to accept said checks and other instruments for the payment of money in accordance with the terms hereinafter set forth; and

WHEREAS, the Company represents and warrants to the Escrow Agent that it has not stated to any individual or entity that the Escrow Agent's duties will include anything other than those duties stated in this Agreement;

NOW, THEREFORE, IT IS AGREED as follows:

1. Delivery of Escrow Funds.

(a) The Company shall instruct Subscribers to deliver to Escrow Agent checks made payable to the order of "Richard C. Wolfe as Escrow Agent for Pyramid Entertainment, Inc." or wire transfer to the account of Richard C. Wolfe, 175 SW 7th Street (Suite 2410), Miami, Florida 33130, ___________ Bank, ABA No. _____________ for credit to Richard C. Wolfe, , as Escrow Agent for Pyramid Entertainment, Inc., Account No.________, in each case, with the name, address and social security number or taxpayer identification number of the individual or entity making payment. In the event any Subscriber's address and/or social security number or taxpayer identification number are not provided to Escrow Agent by the Subscriber then the Company agrees to promptly provide Escrow Agent with such information in writing. The checks or wire transfers shall be deposited into a non interest-bearing account entitled "Richard C. Wolfe, as Escrow Agent for Pyramid Entertainment, Inc." (the "**Escrow Account**").

(b) The collected funds deposited into the Escrow Account are referred to as the "**Escrow Funds**."

(c) The Escrow Agent shall have no duty or responsibility to enforce the collection or demand payment of any funds deposited into the Escrow Account. If, for any reason, any check deposited into the Escrow Account shall be returned unpaid to the Escrow Agent, the sole duty of the Escrow Agent shall be to return the check to the Subscriber and advise the Company and Placement Agent promptly thereof.

2. Release of Escrow Funds. The Escrow Funds shall be paid by the Escrow Agent in accordance with the following:

(a) In the event that the Company advises the Escrow Agent in writing that the Offering has been terminated (the "**Termination Notice**"), the Escrow Agent shall promptly return the funds paid by each Subscriber to said Subscriber without interest or offset.

(b) Provided that the Escrow Agent does not receive the Termination Notice in accordance with paragraph 2(a) and there is the Minimum Amount deposited into the Escrow Account on or prior to later of the Termination Date, the Escrow Agent shall, upon receipt of written instructions, in the form of Exhibit A, attached hereto and made a part hereof, or in a form and substance satisfactory to the Escrow Agent, received from the Company, pay the Escrow Funds in accordance with such written instructions, which instructions shall be limited to the payment of the Escrow Agent's fee and the payment of the balance to the Company. Such payment or payments shall be made by wire transfer within one (1) Business Day of receipt of such written instructions, which must be received by the Escrow Agent no later than 3:00 PM Eastern Time on a Business Day for the Escrow Agent to process such instructions that Business Day.

(c) If by 3:00 P.M. Eastern time on the later of the Termination Date, the Escrow Agent has not received written instructions from the Company regarding the disbursement of the Escrow Funds or the total amount of the Escrow Funds is less than the Minimum Amount, then the Escrow Agent shall promptly return the Escrow Funds to the Subscribers without interest or offset. The Escrow Funds returned to each Subscriber shall be free and clear of any and all claims of the Escrow Agent.

(d) The Escrow Agent shall not be required to pay any uncollected funds or any funds that are not available for withdrawal.

(e) If the Termination Date, or any date that is a deadline under this Agreement for giving the Escrow Agent notice or instructions or for the Escrow Agent to take action is not a Business Day, then such date shall be the Business Day that immediately preceding that date. A Business Day is any day other than a Saturday, Sunday or a Bank holiday.

3. Acceptance by Escrow Agent. The Escrow Agent hereby accepts and agrees to perform its obligations hereunder, provided that:

(a) The Escrow Agent may act in reliance upon any signature believed by it to be genuine, and may assume that any person who has been designated by the Company to give any written instructions, notice or receipt, or make any statements in connection with the provisions hereof has been duly authorized to do so. Escrow Agent shall have no duty to make inquiry as to the genuineness, accuracy or validity of any statements or instructions or any signatures on statements or instructions.

(b) The Escrow Agent may act relative hereto in reliance upon advice of counsel in reference to any matter connected herewith. The Escrow Agent shall not be liable for any mistake of fact or error of judgment or law, or for any acts or omissions of any kind, unless caused by its willful misconduct or gross negligence.

(c) The Company agrees to indemnify and hold the Escrow Agent harmless from and against any and all claims, losses, costs, liabilities, damages, suits, demands, judgments or expenses (including but not limited to reasonable attorney's fees) claimed against or incurred by Escrow Agent arising out of or related, directly or indirectly, to this Escrow Agreement unless caused by the Escrow Agent's gross negligence or willful misconduct

(d) In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, the Escrow Agent shall be entitled to (i) refrain from taking any action other than to keep safely the Escrow Funds until it shall be directed otherwise by a court of competent jurisdiction, or (ii) deliver the Escrow Funds to a court of competent jurisdiction.

(e) The Escrow Agent shall have no duty, responsibility or obligation to interpret or enforce the terms of any agreement other than Escrow Agent's obligations hereunder, and the Escrow Agent shall not be required to make a request that any monies be delivered to the Escrow Account, it being agreed that the sole duties and responsibilities of the Escrow Agent shall be to the extent not prohibited by applicable law (i) to accept checks or other instruments for the payment of money and wire transfers delivered to the Escrow Agent for the Escrow Account and deposit said checks and wire transfers into the non-interest bearing Escrow Account, and (ii) to disburse or refrain from disbursing the Escrow Funds as stated above, provided that the checks received by the Escrow Agent have been collected and are available for withdrawal.

(f) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and believed by it in good faith to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for action taken or omitted by it in good faith and in accordance with advice of counsel (which counsel may be of the Escrow Agent's own choosing), and the Escrow Agent shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind unless caused by its willful misconduct or gross negligence.

(g) The Escrow Agent shall be obligated to perform only such duties as are expressly set forth in this Agreement. No implied covenants or obligations shall be inferred from this Agreement against the Escrow Agent.

4. Escrow Account Statements and Information. The Escrow Agent agrees to send to the Company a copy of the Escrow Account periodic statement, upon request. 5. Resignation and Termination of the Escrow Agent. The Escrow Agent may resign at any time by giving 30 days' prior written notice of such resignation to the Company. Upon providing such notice, the Escrow Agent shall have no further obligation hereunder except to hold as depositary the Escrow Funds that it receives until the end of such 30-day period. In such event, the Escrow Agent shall not take any action, other than receiving and depositing Subscribers checks and wire transfers in accordance with this Agreement, until the Company has designated a banking corporation, trust company, attorney or other person as successor. Upon receipt of such written designation signed by the Company, the Escrow Agent shall promptly deliver the Escrow Funds to such successor and shall thereafter have no further obligations hereunder. If such instructions are not received within 30 days following the effective date of such resignation, then the Escrow Agent may deposit the Escrow Funds held by it pursuant to this Agreement with a clerk of a court of competent jurisdiction pending the appointment of a successor. In either case provided for in this paragraph, the Escrow Agent shall be relieved of all further obligations and released from all liability thereafter arising with respect to the Escrow Funds.

5. Termination. The Company may terminate the appointment of the Escrow Agent hereunder upon written notice specifying the date upon which such termination shall take effect. which date shall be at least 30 days from the date of such notice. In the event of such termination, the Company shall, within 30 days of such notice, appoint a successor escrow agent and the Escrow Agent shall, upon receipt of written instructions signed by the Company turn over to such successor escrow agent all of the Escrow Funds; *provided*, *however*, that if the Company fails to appoint a successor escrow agent within such 30-day period, such termination notice shall be null and void and the Escrow Agent shall continue to be bound by all of the provisions hereof. Upon receipt of the Escrow Funds, the successor escrow agent shall become the escrow agent hereunder and shall be bound by all of the provisions hereof and Signature Bank shall be relieved of all further obligations and released from all liability thereafter arising with respect to the Escrow Funds and under this Agreement.

6. Compensation. Escrow Agent shall be entitled, for the duties to be performed by it hereunder, to a fee of .5% of 1% which fee shall be paid from the proceeds of the initial closing of the Offering. In addition, the Company shall be obligated to reimburse Escrow Agent for all fees, costs and expenses incurred or that become due in connection with this Agreement or the Escrow Account, including reasonable attorney's fees. Neither the modification, cancellation, termination or rescission of this Agreement nor the resignation or termination of the Escrow Agent shall affect the right of Escrow Agent to retain the amount of any fee which has been paid. or to be reimbursed or paid any amount which has been incurred or becomes due, prior to the effective date of any such modification, cancellation, termination, resignation or rescission. To the extent the Escrow Agent has incurred any such expenses, or any such fee becomes due, prior to any closing, the Escrow Agent shall advise the Company and the Company shall direct all such amounts to be paid directly at any such closing.

7. Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if sent by

hand-delivery, by facsimile (followed by first-class mail), by nationally recognized overnight courier service or by prepaid registered or certified mail, return receipt requested, to the addresses set forth below:

If to the Company:

Pyramid Entertainment, Inc.
11077 Biscayne Blvd.(Suite 200)
Miami, Florida 33161
Attention: Allen Jacobi, President
Fax:
Email:

If to Escrow Agent:

Richard C. Wolfe, Esq.
175 SW 7th Street (Suite 2410)
Miami, Florida 33130
Fax:
Email:

8. General.

(a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida applicable to agreements made and to be entirely performed within such State, without regard to choice of law principles and any action brought hereunder shall be brought in the courts of the State of Florida, located in the County of Dade. Each party hereto irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any manner permitted by applicable law and consents to the jurisdiction of said courts. Each of the parties hereto hereby waives all right to trial by jury in any action, proceeding or counterclaim arising out of the transactions contemplated by this Agreement.

(b) This Agreement sets forth the entire agreement and understanding of the parties with respect to the matters contained herein and supersedes all prior agreements, arrangements and understandings relating thereto.

(c) All of the terms and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto, as well as their respective successors and assigns.

(d) This Agreement may be amended, modified, superseded or canceled, and any of the terms or conditions hereof may be waived, only by a written instrument executed by each party hereto or, in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver of any party of any condition, or of the breach of any term contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement. No party may assign any rights, duties or obligations hereunder unless all other parties have given their prior written consent.

(e) If any provision included in this Agreement proves to be invalid or unenforceable, it shall not affect the validity of the remaining provisions.

(f) This Agreement and any modification or amendment of this Agreement may be executed in several counterparts or by separate instruments and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto.

11. Form of Signature. The parties hereto agree to accept a facsimile transmission copy of their respective actual signatures as evidence of their actual signatures to this Agreement and any modification or amendment of this Agreement; *provided*, *however*, that each party who produces a facsimile signature agrees, by the express terms hereof, to place, promptly after transmission of his or her signature by fax, a true and correct original copy of his or her signature in overnight mail to the address of the other party.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set forth above.

Pyramid Entertainment, Inc

By: ______________________
Allen Jacobi, President

ESCROW AGENT

By: ______________________
Richard C. Wolfe